SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Financial Statements

As of September 30, 2014 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

Report on review of quarterly information			2
Company Data / Share Capital Composition			5
Company Data / Cash Dividends			6
Individual Interim Accounting Information			7
Consolidated Interim Accounting Information			15
Notes to the financial statements			23
1	.	The Company and its operations	23
2	.	Basis of preparation of interim financial information	24
3	.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	24
4	.	Basis of consolidation	34
5	.	Summary of significant accounting policies	35
6	.	Cash and cash equivalents	35
7	.	Marketable securities	36
8	.	Trade and other receivables	36
9	.	Inventories	38
10	.	Disposal of assets and legal mergers	38
11	.	Investments	41
12	.	Property, plant and equipment	43
13	.	Intangible assets	44
14	.	Impairment	45
15	.	Exploration for and evaluation of oil and gas reserves	45
16	.	Trade payables	46
17	.	Finance debt	47
18	.	Leases	50
19	.	Related parties	50
20	.	Provision for decommissioning costs	54
21	.	Taxes	54
22	.	Employee benefits	58
23	.	Shareholders’ equity	62
24	.	Sales revenues	62
25	.	Other expenses, net	63
26	.	Costs and Expenses by nature	64
27	.	Net finance income (expense), net	65
28	.	Supplemental information on statement of cash flows	65
29	.	Segment information	66
30	.	Provisions for legal proceedings, contingent liabilities and contingent assets	70
31	.	Commitment to purchase natural gas	75
32	.	Collateral for crude oil exploration concession agreements	76
33	.	Risk management	76
34	.	Fair value of financial assets and liabilities	80
35	.	Subsequent events	80
36	.	Correlation between the notes disclosed in the complete annual financial statements as of
December 31, 2013 and the interim statements as of September 30, 2014			83
Supplementary information			84

Report on review of quarterly information

(A free translation of the original in Portuguese)

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form for the quarter ended September 30, 2014, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.  Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to note 3 of the interim financial information which describes the impact of the “Lava Jato Operation” on the Company, including:

(i) the write-off of R$ 6.194 million in the consolidated interim financial information (R$ 4.788 million in the parent company financial information) related to overpayments incorrectly capitalized on the acquisition of fixed assets;

(ii) actions being taken in response to this matter, including internal investigations which are being conducted by outside legal counsel under the supervision of a Special Committee created by the Company; and

(iii) the investigation which is being conducted by the Securities and Exchange Commission – SEC.

We also draw attention to note 30.4 of the interim financial information which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our report is not modified as a result of these matters.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2014.  These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added.  These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, April 22, 2015

/s/

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
09/30/2014

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Petróleo Brasileiro S.A. – Petrobras

Company Data / Cash Dividends

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of shares	Dividends Per Share (Reais/Share)

Board of Directors Meeting	02/25/2014	Interest on Shareholders' equity	04/25/2014	Preferred		0.96720
Board of Directors Meeting	02/25/2014	Interest on Shareholders' equity	04/25/2014	Common		0.52170

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information

Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2014	December 31, 2013
1	Total Assets	664,377,000	633,173,000
1.01	Current Assets	77,938,000	87,480,000
1.01.01	Cash and Cash Equivalents	10,674,000	7,917,000
1.01.02	Marketable securities	14,946,000	22,752,000
1.01.03	Trade Receivables, Net	15,119,000	16,301,000
1.01.04	Inventories	26,374,000	27,476,000
1.01.06	Recoverable Income Taxes	5,756,000	9,281,000
1.01.06.01	Current Recoverable Income Taxes	5,756,000	9,281,000
1.01.06.01.01	Current Income Tax and Social Contribution	935,000	1,468,000
1.01.06.01.02	Other Recoverable Taxes	4,821,000	7,813,000
1.01.08	Other Current Assets	5,069,000	3,753,000
1.01.08.01	Assets classified as held for sale	1,173,000	781,000
1.01.08.03	Others	3,896,000	2,972,000
1.01.08.03.01	Advances to Suppliers	714,000	1,407,000
1.01.08.03.02	Others	3,182,000	1,565,000
1.02	Non-Current Assets	586,439,000	545,693,000
1.02.01	Long-Term Receivables	33,268,000	26,330,000
1.02.01.01	Marketable securities measured at Fair Value	13,000	31,000
1.02.01.02	Marketable securities measured at Amortized Cost	239,000	226,000
1.02.01.03	Trade Receivables, Net	9,593,000	4,453,000
1.02.01.06	Deferred income Taxes	9,497,000	10,899,000
1.02.01.06.02	Deferred Taxes and contributions	9,497,000	10,899,000
1.02.01.09	Other Non-Current Assets	13,926,000	10,721,000
1.02.01.09.03	Advances to Suppliers	1,408,000	2,172,000
1.02.01.09.04	Judicial Deposits	5,601,000	4,826,000
1.02.01.09.05	Other Long-Term Assets	6,917,000	3,723,000
1.02.02	Investments	87,456,000	83,497,000
1.02.03	Property, Plant and Equipment	450,784,000	402,567,000
1.02.04	Intangible Assets	14,910,000	33,289,000
1.02.05	Deferred charges	21,000	10,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2014	December 31, 2013
2	Total Liabilities	664,377,000	633,173,000
2.01	Current Liabilities	104,665,000	102,049,000
2.01.01	Payroll, profit sharing and related charges	6,920,000	4,127,000
2.01.02	Trade Payables	27,636,000	25,961,000
2.01.04	Current debt and Finance Lease Obligations	54,068,000	48,411,000
2.01.04.01	Current debt	52,894,000	46,627,000
2.01.04.03	Finance Lease Obligations	1,174,000	1,784,000
2.01.05	Other Liabilities	13,942,000	21,730,000
2.01.05.02	Others	13,942,000	21,730,000
2.01.05.02.01	Dividends and interest on capital payable	−	9,301,000
2.01.05.02.04	Other taxes	11,116,000	9,734,000
2.01.05.02.05	Other accounts payable	2,826,000	2,695,000
2.01.06	Provisions	2,099,000	1,820,000
2.01.06.02	Other Provisions	2,099,000	1,820,000
2.01.06.02.04	Pension and Medical Benefits	2,099,000	1,820,000
2.02	Non-Current Liabilities	218,256,000	182,984,000
2.02.01	Non-current debt and Finance Lease Obligations	137,484,000	111,696,000
2.02.01.01	Non-current debt	132,885,000	105,737,000
2.02.01.03	Finance Lease Obligations	4,599,000	5,959,000
2.02.03	Deferred Income Taxes	22,700,000	24,259,000
2.02.03.01	Deferred Income Tax and Social Contribution	22,700,000	24,259,000
2.02.04	Provisions	58,072,000	47,029,000
2.02.04.01	Provisions for legal proceedings (tax, labor, civil and pension)	3,285,000	2,280,000
2.02.04.02	Other Provisions	54,787,000	44,749,000
2.02.04.02.04	Pension and Medical Benefits	38,597,000	26,077,000
2.02.04.02.05	Provision for decommissioning costs	14,590,000	15,320,000
2.02.04.02.06	Other Provisions	1,600,000	3,352,000
2.03	Shareholders' Equity	341,456,000	348,140,000
2.03.01	Share Capital	205,432,000	205,411,000
2.03.02	Capital Reserves	967,000	1,048,000
2.03.04	Profit Reserves	148,904,000	148,925,000
2.03.05	Retained earnings	4,952,000	−
2.03.08	Tax Incentives Reserve	(18,799,000)	(7,244,000)

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2014 to 09/30/2014	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Same Quarter of the Previous Year 07/01/2013 to 09/30/2013	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
3.01	Sales Revenues	68,674,000	198,339,000	60,720,000	175,350,000
3.02	Cost of Sales	(53,996,000)	(156,044,000)	(48,745,000)	(136,509,000)
3.03	Gross Profit	14,678,000	42,295,000	11,975,000	38,841,000
3.04	Operating Expenses / Income	(20,035,000)	(35,247,000)	(8,177,000)	(17,555,000)
3.04.01	Selling Expenses	(6,269,000)	(12,910,000)	(3,364,000)	(9,567,000)
3.04.02	General and Administrative Expenses	(1,899,000)	(5,451,000)	(1,993,000)	(5,498,000)
3.04.05	Other Operating Expenses	(14,036,000)	(25,263,000)	(5,004,000)	(12,227,000)
3.04.05.01	Other Taxes	(265,000)	(673,000)	(64,000)	(239,000)
3.04.05.02	Research and Development Expenses	(658,000)	(1,839,000)	(580,000)	(1,808,000)
3.04.05.03	Exploration Costs	(2,245,000)	(5,377,000)	(2,057,000)	(4,440,000)
3.04.05.04	Profit sharing	(109,000)	(642,000)	(175,000)	(865,000)
3.04.05.05	Other operating expenses, net	(5,971,000)	(11,944,000)	(2,128,000)	(4,875,000)
3.04.05.06	Write-off - overpayments incorrectly capitalized	(4,788,000)	(4,788,000)	−	−
3.04.06	Share of profit / gains on interest in equity-accounted investments	2,169,000	8,377,000	2,184,000	9,737,000
3.05	Net income before financial results, profit sharing and income taxes	(5,357,000)	7,048,000	3,798,000	21,286,000
3.06	Finance income (expenses), net	(1,074,000)	(462,000)	160,000	(361,000)
3.06.01	Finance Income	821,000	2,756,000	1,402,000	2,821,000
3.06.01.01	Finance Income	821,000	2,442,000	1,402,000	2,821,000
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	−	314,000	−	−
3.06.02	Finance Expenses	(1,895,000)	(3,218,000)	(1,242,000)	(3,182,000)
3.06.02.01	Finance Expenses	(1,281,000)	(3,218,000)	(779,000)	(1,538,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(614,000)	−	(463,000)	(1,644,000)
3.07	Net Income Before Income Taxes	(6,431,000)	6,586,000	3,958,000	20,925,000
3.08	Income Tax and Social Contribution	1,072,000	(1,642,000)	(597,000)	(3,768,000)
3.08.02	Deferred	1,072,000	(1,642,000)	(597,000)	(3,768,000)
3.09	Net Income from Continuing Operations	(5,359,000)	4,944,000	3,361,000	17,157,000
3.11	Income / Loss for the Period	(5,359,000)	4,944,000	3,361,000	17,157,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share	−	−	−	−
3.99.01.01	Common	(0.41000)	0.3800	0.2600	1.3200
3.99.01.02	Preferred	(0.41000)	0.3800	0.2600	1.3200
3.99.02	Diluted Income per Share	−	−	−	−
3.99.02.01	Common	(0.41000)	0.3800	0.2600	1.3200
3.99.02.02	Preferred	(0.41000)	0.3800	0.2600	1.3200

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2014 to 09/30/2014	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Same Quarter of the Previous Year 07/01/2013 to 09/30/2013	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
4.01	Net Income for the Period	(5,359,000)	4,944,000	3,361,000	17,157,000
4.02	Other Comprehensive Income	(14,035,000)	(11,547,000)	(328,000)	(4,134,000)
4.02.01	Actuarial gains / (losses) on defined benefit pension plans	(11,254,000)	(11,254,000)	−	−
4.02.02	Deferred income tax and social contribution on actuarial gains / (losses) on defined benefit pension plans	1,952,000	1,952,000	−	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(11,749,000)	(5,261,000)	(760,000)	(8,028,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	273,000	970,000	335,000	335,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	3,590,000	1,384,000	126,000	2,125,000
4.02.10	Share of Other Comprehensive Income of Equity-accounted Investments	3,153,000	662,000	(29,000)	1,434,000
4.03	Total Comprehensive Income for the Period	(19,394,000)	(6,603,000)	3,033,000	13,023,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
6.01	Net cash provided by operating activities	31,966,000	25,718,000
6.01.01	Cash provided by operating activities	36,266,000	34,489,000
6.01.01.01	Net Income for the Period	4,944,000	17,157,000
6.01.01.03	Pension and medical benefits (actuarial expense)	2,783,000	3,785,000
6.01.01.04	Share of Profit of Equity-accounted Investments	(8,377,000)	(9,737,000)
6.01.01.05	Depreciation, Depletion and Amortization	15,893,000	15,432,000
6.01.01.06	Impairment charges on property, plant and equipment and other assets	459,000	210,000
6.01.01.07	Exploration expenditures written off	4,136,000	2,797,000
6.01.01.08	(Gains) / losses on disposal / write-offs of non-current assets, E&P areas returned and cancelled projects	3,912,000	5,000
6.01.01.09	Foreign Exchange variation, indexation and finance charges	2,900,000	1,059,000
6.01.01.10	Deferred income taxes, net	1,642,000	3,768,000
6.01.01.11	Ver Tradução	4,788,000	−
6.01.01.12	Allowance for impairment of trade receivables	3,186,000	13,000
6.01.02	Decrease / (Increase) in assets / Increase/(Decrease) in liabilities	(4,300,000)	(8,771,000)
6.01.02.01	Trade and Other Receivables	(2,776,000)	(4,034,000)
6.01.02.02	Inventories	661,000	(2,963,000)
6.01.02.03	Other Assets	(6,771,000)	(1,974,000)
6.01.02.04	Trade Payables	2,079,000	1,147,000
6.01.02.05	Taxes payable	(20,000)	(2,055,000)
6.01.02.06	Pension and Medical Benefits	(1,236,000)	(1,053,000)
6.01.02.07	Other Liabilities	3,763,000	2,161,000
6.02	Net cash - Investing Activities	(31,228,000)	(65,915,000)
6.02.01	Capital expenditures	(45,686,000)	(46,871,000)
6.02.02	Investments in investees	(2,848,000)	(11,990,000)
6.02.03	Proceeds from disposal of assets (divestment)	893,000	174,000
6.02.04	Investments in marketable securities	9,062,000	(9,741,000)
6.02.05	Dividends Received	3,140,000	2,513,000
6.02.06	Cash and Cash Equivalents of Consolidated Companies previously accounted for by the equity method	4,211,000	−
6.03	Net cash - Financing Activities	2,019,000	41,840,000
6.03.02	Proceeds from long-term financing	71,460,000	124,693,000
6.03.03	Repayment of Principal	(57,422,000)	(75,037,000)
6.03.04	Repayment of Interest	(3,270,000)	(2,042,000)
6.03.05	Dividends paid	(8,749,000)	(5,774,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	2,757,000	1,643,000
6.05.01	Cash and cash equivalents at the beginning of the year	7,917,000	17,393,000
6.05.02	Cash and cash equivalents at the end of the period	10,674,000	19,036,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 09/30/2014

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the beginning of the period	205,411,000	1,048,000	148,925,000	−	(7,244,000)	348,140,000
5.03	Adjusted Opening Balance	205,411,000	1,048,000	148,925,000	−	(7,244,000)	348,140,000
5.04	Transactions with owners	21,000	(81,000)	(21,000)	8,000	(8,000)	(81,000)
5.04.01	Capital Increases	21,000	−	(21,000)	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	(81,000)	−	−	−	(81,000)
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,944,000	(11,547,000)	(6,603,000)
5.05.01	Net Income for the Period	−	−	−	4,944,000	−	4,944,000
5.05.02	Other Comprehensive Income	−	−	−	−	(11,547,000)	(11,547,000)
5.07	Balance at the end of the period	205,432,000	967,000	148,904,000	4,952,000	(18,799,000)	341,456,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 09/30/2013

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the beginning of the period	205,392,000	939,000	134,980,000	−	2,129,000	343,440,000
5.02	Prior period adjustments	−	−	−	(154,000)	(14,505,000)	(14,659,000)
5.03	Adjusted Opening Balance	205,392,000	939,000	134,980,000	(154,000)	(12,376,000)	328,781,000
5.04	Transactions with owners	19,000	30,000	(19,000)	8,000	(8,000)	30,000
5.04.01	Capital Increases	19,000	−	(19,000)	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	30,000	−	−	−	30,000
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−
5.05	Total of Comprehensive Income	−	−	−	17,157,000	(4,134,000)	13,023,000
5.05.01	Net Income for the Period	−	−	−	17,157,000	−	17,157,000
5.05.02	Other Comprehensive Income	−	−	−	−	(4,134,000)	(4,134,000)
5.07	Balance at the end of the period	205,411,000	969,000	134,961,000	17,011,000	(16,518,000)	341,834,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
7.01	Sales Revenues	302,049,000	275,475,000
7.01.01	Sales of Goods and Services	247,479,000	221,247,000
7.01.02	Other Revenues	6,791,000	5,162,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	50,965,000	49,079,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(3,186,000)	(13,000)
7.02	Inputs Acquired from Third Parties	(179,106,000)	(149,091,000)
7.02.01	Cost of Sales	(83,754,000)	(72,854,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(71,440,000)	(60,057,000)
7.02.03	Impairment charges / reversals of Assets	(459,000)	(210,000)
7.02.04	Others	(23,453,000)	(15,970,000)
7.02.04.01	Write-off - overpayments incorrectly capitalized	(4,788,000)	−
7.02.04.02	Others	(18,665,000)	(15,970,000)
7.03	Gross Added Value	122,943,000	126,384,000
7.04	Retentions	(15,893,000)	(15,432,000)
7.04.01	Depreciation, Amortization and Depletion	(15,893,000)	(15,432,000)
7.05	Net Added Value Produced	107,050,000	110,952,000
7.06	Transferred Added Value	13,553,000	14,342,000
7.06.01	Share of Profit of Equity-accounted Investments	8,377,000	9,737,000
7.06.02	Finance Income	4,577,000	4,048,000
7.06.03	Others	599,000	557,000
7.07	Total Added Value to be Distributed	120,603,000	125,294,000
7.08	Distribution of Added Value	120,603,000	125,294,000
7.08.01	Employee compensation	19,697,000	16,709,000
7.08.01.01	Salaries	14,722,000	11,087,000
7.08.01.02	Fringe Benefits	4,203,000	4,924,000
7.08.01.03	Unemployment benefits (FGTS)	772,000	698,000
7.08.02	Taxes and contributions	59,806,000	58,986,000
7.08.02.01	Federal	38,408,000	38,723,000
7.08.02.02	State	21,254,000	20,186,000
7.08.02.03	Municipal	144,000	77,000
7.08.03	Return on third-party capital	36,156,000	32,442,000
7.08.03.01	Interest	10,990,000	8,971,000
7.08.03.02	Rental expenses	25,166,000	23,471,000
7.08.04	Return on Shareholders' Equity	4,944,000	17,157,000
7.08.04.03	Retained Earnings (losses) for The Period	4,944,000	17,157,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information

Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2014	12/31/2013
1	Total Assets	815,741,000	752,967,000
1.01	Current Assets	142,950,000	123,351,000
1.01.01	Cash and Cash Equivalents	49,624,000	37,172,000
1.01.02	Marketable securities	20,674,000	9,101,000
1.01.03	Trade and Other Receivables	21,549,000	22,652,000
1.01.04	Inventories	32,437,000	33,324,000
1.01.06	Recoverable Income Taxes	8,603,000	11,646,000
1.01.06.01	Current Recoverable Income Taxes	8,603,000	11,646,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,291,000	2,484,000
1.01.06.01.02	Other Recoverable Taxes	6,312,000	9,162,000
1.01.08	Other Current Assets	10,063,000	9,456,000
1.01.08.01	Assets classified as held for sale	5,052,000	5,638,000
1.01.08.03	Others	5,011,000	3,818,000
1.01.08.03.01	Advances to Suppliers	902,000	1,600,000
1.01.08.03.02	Others	4,109,000	2,218,000
1.02	Non-Current Assets	672,791,000	629,616,000
1.02.01	Long-Term Receivables	47,875,000	44,000,000
1.02.01.01	Marketable securitiess measured at Fair Value	13,000	31,000
1.02.01.02	Marketable securities measured at Amortized Cost	281,000	276,000
1.02.01.03	Trade and Other Receivables	12,708,000	10,616,000
1.02.01.06	Deferred Income Taxes	13,662,000	15,250,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	2,431,000	2,647,000
1.02.01.06.02	Deferred Taxes and Contributions	11,231,000	12,603,000
1.02.01.09	Other Non-Current Assets	21,211,000	17,827,000
1.02.01.09.03	Advances to Suppliers	7,245,000	7,566,000
1.02.01.09.04	Judicial deposits	6,740,000	5,866,000
1.02.01.09.05	Other Long-Term Assets	7,226,000	4,395,000
1.02.02	Investments	15,537,000	15,615,000
1.02.03	Property, Plant and Equipment	591,606,000	533,880,000
1.02.04	Intangible Assets	17,773,000	36,121,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2014	12/31/2013
2	Total Liabilities	815,741,000	752,967,000
2.01	Current Liabilities	84,708,000	82,525,000
2.01.01	Payroll, profit sharing and related charges	7,931,000	4,806,000
2.01.02	Trade Payables	27,658,000	27,922,000
2.01.03	Taxes	823,000	659,000
2.01.03.01	Federal Taxes	823,000	659,000
2.01.03.01.01	Income Tax and Social Contribution Payable	823,000	659,000
2.01.04	Current debt and Finance Lease Obligations	28,243,000	18,782,000
2.01.04.01	Current debt	28,204,000	18,744,000
2.01.04.03	Finance Lease Obligations	39,000	38,000
2.01.05	Other Liabilities	17,264,000	25,930,000
2.01.05.02	Others	17,264,000	25,930,000
2.01.05.02.01	Dividends and interest on capital payable	−	9,301,000
2.01.05.02.04	Other Taxes	12,150,000	10,938,000
2.01.05.02.05	Other accounts payable	5,114,000	5,691,000
2.01.06	Provisions	2,198,000	1,912,000
2.01.06.02	Other Provisions	2,198,000	1,912,000
2.01.06.02.04	Pension and Medical Benefits	2,198,000	1,912,000
2.01.07	Liabilities associated with non-current Assets Held For Sale and Discontinued	591,000	2,514,000
2.01.07.01	Liabilities associated with Non-current Assets Held For Sale	591,000	2,514,000
2.02	Non-Current Liabilities	388,637,000	321,108,000
2.02.01	Non-current debt and Finance Lease Obligations	303,461,000	249,038,000
2.02.01.01	Non-Current debt	303,297,000	248,867,000
2.02.01.03	Finance Lease Obligations	164,000	171,000
2.02.03	Deferred Income Taxes	21,923,000	23,206,000
2.02.03.01	Deferred Income Tax and Social Contribution	21,923,000	23,206,000
2.02.04	Provisions	63,253,000	48,864,000
2.02.04.01	Provisions for legal proceedings (tax, labor, civil and pension)	3,978,000	2,918,000
2.02.04.02	Other Provisions	59,275,000	45,946,000
2.02.04.02.04	Pension and Medical Benefits	40,986,000	27,541,000
2.02.04.02.05	Provision for decommissioning costs	15,996,000	16,709,000
2.02.04.02.06	Other Provisions	2,293,000	1,696,000
2.03	Consolidated Shareholders' Equity	342,396,000	349,334,000
2.03.01	Share Capital	205,432,000	205,411,000
2.03.02	Capital Reserves	656,000	737,000
2.03.04	Profit Reserves	149,015,000	149,036,000
2.03.05	Retained earnings	5,021,000	−
2.03.08	Tax Incentive Reserve	(18,799,000)	(7,244,000)
2.03.09	Non-controlling Interests	1,071,000	1,394,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2014 to 09/30/2014	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Same Quarter of the Previous Year 07/01/2013 to 09/30/2013	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
3.01	Sales Revenues	88,377,000	252,220,000	77,700,000	223,862,000
3.02	Cost of Sales	(67,936,000)	(193,798,000)	(61,482,000)	(170,550,000)
3.03	Gross Profit	20,441,000	58,422,000	16,218,000	53,312,000
3.04	Operating Expenses / Income	(25,291,000)	(46,702,000)	(10,231,000)	(25,823,000)
3.04.01	Selling Expenses	(6,733,000)	(12,230,000)	(2,862,000)	(7,709,000)
3.04.02	General and Administrative Expenses	(2,707,000)	(7,847,000)	(2,803,000)	(7,863,000)
3.04.05	Other Operating Expenses	(16,049,000)	(27,616,000)	(5,059,000)	(11,290,000)
3.04.05.01	Other Taxes	(552,000)	(1,192,000)	(219,000)	(691,000)
3.04.05.02	Research and Development Expenses	(665,000)	(1,858,000)	(590,000)	(1,858,000)
3.04.05.03	Exploration Costs	(2,314,000)	(5,642,000)	(2,214,000)	(4,702,000)
3.04.05.04	Profit Sharing	(127,000)	(775,000)	(229,000)	(877,000)
3.04.05.05	Other Operating Expenses / Income, Net	(6,197,000)	(11,955,000)	(1,807,000)	(3,162,000)
3.04.05.06	Write-off - overpayments incorrectly capitalized	(6,194,000)	(6,194,000)	−	−
3.04.06	Share of Profit in Equity-Accounted Investments	198,000	991,000	493,000	1,039,000
3.05	Net Income Before Financial Results and Income Taxes	(4,850,000)	11,720,000	5,987,000	27,489,000
3.06	Net Finance Income (Expense)	(972,000)	(2,086,000)	(1,020,000)	(3,181,000)
3.06.01	Finance Income	1,310,000	4,287,000	1,205,000	3,086,000
3.06.01.01	Finance Income	1,174,000	2,974,000	1,205,000	3,086,000
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	136,000	1,313,000	−	−
3.06.02	Finance Expenses	(2,282,000)	(6,373,000)	(2,225,000)	(6,267,000)
3.06.02.01	Finance Expenses	(2,282,000)	(6,373,000)	(1,240,000)	(3,719,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	−	−	(985,000)	(2,548,000)
3.07	Net Income Before Income Taxes	(5,822,000)	9,634,000	4,967,000	24,308,000
3.08	Income Tax and Social Contribution	(117,000)	(4,596,000)	(1,425,000)	(7,252,000)
3.08.01	Current	(225,000)	(2,408,000)	(965,000)	(3,586,000)
3.08.02	Deferred	108,000	(2,188,000)	(460,000)	(3,666,000)
3.09	Net Income from Continuing Operations	(5,939,000)	5,038,000	3,542,000	17,056,000
3.11	Consolidated Net Income / Loss for the Period	(5,939,000)	5,038,000	3,542,000	17,056,000
3.11.01	Attributable to Shareholders of Petrobras	(5,339,000)	5,013,000	3,395,000	17,289,000
3.11.02	Attributable to Non-controlling Interests	(600,000)	25,000	147,000	(233,000)
3.99	Income per Share - (Reais / Share)	−	−	−	−
3.99.01	Basic Income per Share	−	−	−	−
3.99.01.01	Common	(0.41000)	0.38000	0.26000	1.33000
3.99.01.02	Preferred	(0.41000)	0.38000	0.26000	1.33000
3.99.02	Diluted Income per Share	−	−	−	−
3.99.02.01	Common	(0.41000)	0.38000	0.26000	1.33000
3.99.02.02	Preferred	(0.41000)	0.38000	0.26000	1.33000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2014 to 09/30/2014	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Same Quarter of the Previous Year 07/01/2013 to 09/30/2013	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
4.01	Consolidated Net Income for the Period	(5,939,000)	5,038,000	3,542,000	17,056,000
4.02	Other Comprehensive Income	(13,850,000)	(11,783,000)	(407,000)	(4,158,000)
4.02.01	Actuarial gains / (losses) on defined benefit pension plans	(11,908,000)	(11,909,000)	−	(11,000)
4.02.02	Deferred income tax and social contribution on actuarial gains / (losses) on defined benefit pension plans	2,093,000	2,093,000	−	−
4.02.03	Cumulative translation adjustments	4,258,000	1,113,000	(105,000)	1,782,000
4.02.05	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	−	−	−	(90,000)
4.02.06	Deferred income tax and social contribution on available-for-sale securities	−	−	−	31,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(12,223,000)	(5,443,000)	(798,000)	(8,774,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	283,000	1,055,000	377,000	385,000
4.02.09	Deferred income tax and social contribution on Unrealized gains / (losses) on cash flow hedge	4,062,000	1,497,000	154,000	2,868,000
4.02.10	Share of other comprehensive income of equity-accounted investments	(415,000)	(189,000)	(35,000)	(349,000)
4.03	Total Comprehensive Income for the Period	(19,789,000)	(6,745,000)	3,135,000	12,898,000
4.03.01	Attributable to Shareholders of Petrobras	(19,375,000)	(6,534,000)	3,068,000	13,156,000
4.03.02	Attributable to Non-controlling Interests	(414,000)	(211,000)	67,000	(258,000)

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
6.01	Net cash provided by operating activities	47,267,000	45,434,000
6.01.01	Cash provided by operating activities	56,563,000	51,228,000
6.01.01.01	Net Income for the Period	5,013,000	17,289,000
6.01.01.02	Non-controlling Interests	25,000	(233,000)
6.01.01.03	Pension and medical benefits (actuarial expense)	3,161,000	4,135,000
6.01.01.04	Share of Profit of Equity-accounted Investments	(991,000)	(1,039,000)
6.01.01.05	Depreciation, Depletion and Amortization	21,869,000	20,963,000
6.01.01.06	Impairment charges on property, plant and equipment and other assets	1,404,000	837,000
6.01.01.07	Exploration expenditures written off	4,262,000	2,915,000
6.01.01.08	(Gains) / losses on disposal / write-offs of non-current assets, E&P areas returned and cancelled projects	3,768,000	(1,743,000)
6.01.01.09	Foreign exchange variation, indexation and finance charges	5,507,000	4,391,000
6.01.01.10	Deferred Income Tax, Net	2,188,000	3,666,000
6.01.01.11	Write-off - overpayments incorrectly capitalized	6,194,000	−
6.01.01.12	Allowance for impairment of trade receivables	4,163,000	47,000
6.01.02	Decrease / (Increase) in assets / Increase/(Decrease) in liabilities	(9,296,000)	(5,794,000)
6.01.02.01	Trade and Other Receivables	(4,605,000)	590,000
6.01.02.02	Inventories	189,000	(4,801,000)
6.01.02.03	Other Assets	(6,134,000)	(1,086,000)
6.01.02.04	Trade Payables	(1,150,000)	774,000
6.01.02.05	Taxes payable	(288,000)	(2,895,000)
6.01.02.06	Pension and Medical Benefits	(1,316,000)	(1,134,000)
6.01.02.07	Other Liabilities	4,008,000	2,758,000
6.02	Net cash provided by (used in) investing activities	(68,228,000)	(58,254,000)
6.02.01	Capital Expenditures	(59,976,000)	(65,963,000)
6.02.02	Investments in investees	(397,000)	(162,000)
6.02.03	Proceeds from disposal of assets (divestment)	1,356,000	4,386,000
6.02.04	Investments in marketable securities	(9,978,000)	3,289,000
6.02.05	Dividends Received	767,000	196,000
6.03	Net cash provided by financing activities	32,492,000	22,649,000
6.03.01	Non-controlling interests	(56,000)	(200,000)
6.03.02	Proceeds from long-term financing	69,048,000	70,841,000
6.03.03	Repayment of principal	(17,294,000)	(33,288,000)
6.03.04	Repayment of interest	(10,457,000)	(8,930,000)
6.03.05	Dividends paid	(8,749,000)	(5,774,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	921,000	1,893,000
6.05	Net increase/ (decrease) in cash and cash equivalents	12,452,000	11,722,000
6.05.01	Cash and cash equivalents at the beginning of the year	37,172,000	27,628,000
6.05.02	Cash and cash equivalents at the end of the period	49,624,000	39,350,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 09/30/2014

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the beginning of the period	205,411,000	737,000	149,036,000	−	(7,244,000)	347,940,000	1,394,000	349,334,000
5.03	Adjusted Opening Balance	205,411,000	737,000	149,036,000	−	(7,244,000)	347,940,000	1,394,000	349,334,000
5.04	Transactions with owners	21,000	(81,000)	(21,000)	8,000	(8,000)	(81,000)	(112,000)	(193,000)
5.04.01	Capital Increases	21,000	−	(21,000)	−	−	−	−	−
5.04.06	Dividends	−	−	−	−	−	−	(56,000)	(56,000)
5.04.08	Change in Interest in Subsidiaries	−	(81,000)	−	−	−	(81,000)	(56,000)	(137,000)
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	5,013,000	(11,547,000)	(6,534,000)	(211,000)	(6,745,000)
5.05.01	Net Income for the Period	−	−	−	5,013,000	−	5,013,000	25,000	5,038,000
5.05.02	Other Comprehensive Income	−	−	−	−	(11,547,000)	(11,547,000)	(236,000)	(11,783,000)
5.07	Balance at the end of the period	205,432,000	656,000	149,015,000	5,021,000	(18,799,000)	341,325,000	1,071,000	342,396,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 09/30/2013

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the beginning of the period	205,392,000	630,000	134,929,000	−	2,128,000	343,079,000	2,354,000	345,433,000
5.02	Prior period adjustments	−	−	−	(154,000)	(14,504,000)	(14,658,000)	−	(14,658,000)
5.03	Adjusted Opening Balance	205,392,000	630,000	134,929,000	(154,000)	(12,376,000)	328,421,000	2,354,000	330,775,000
5.04	Transactions with owners	19,000	28,000	(19,000)	8,000	(8,000)	28,000	(306,000)	(278,000)
5.04.01	Capital Increases	19,000	−	(19,000)	−	−	−	−	−
5.04.06	Dividends	−	−	−	−	−	−	11,000	11,000
5.04.08	Change in Interest in Subsidiaries	−	28,000	−	−	−	28,000	(317,000)	(289,000)
5.04.09	Realization of the Deemed Cost	−	−	−	8,000	(8,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	17,289,000	(4,133,000)	13,156,000	(258,000)	12,898,000
5.05.01	Net Income for the Period	−	−	−	17,289,000	−	17,289,000	(233,000)	17,056,000
5.05.02	Other Comprehensive Income	−	−	−	−	(4,133,000)	(4,133,000)	(25,000)	(4,158,000)
5.07	Balance at the end of the period	205,411,000	658,000	134,910,000	17,143,000	(16,517,000)	341,605,000	1,790,000	343,395,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 09/30/2014	Accumulated of the Previous Year 01/01/2013 to 09/30/2013
7.01	Sales Revenues	370,186,000	344,732,000
7.01.01	Sales of Goods and Services	304,869,000	272,549,000
7.01.02	Other Revenues	9,242,000	8,297,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	60,238,000	63,933,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(4,163,000)	(47,000)
7.02	Inputs Acquired from Third Parties	(217,463,000)	(185,046,000)
7.02.01	Cost of Sales	(108,257,000)	(94,810,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(81,619,000)	(72,282,000)
7.02.03	Impairment charges / reversals of Assets	(1,404,000)	(837,000)
7.02.04	Others	(26,183,000)	(17,117,000)
7.02.04.01	Write-off - overpayments incorrectly capitalized	(6,194,000)	−
7.02.04.02	Others	(19,989,000)	(17,117,000)
7.03	Gross Added Value	152,723,000	159,686,000
7.04	Retentions	(21,869,000)	(20,963,000)
7.04.01	Depreciation, Amortization and Depletion	(21,869,000)	(20,963,000)
7.05	Net Added Value Produced	130,854,000	138,723,000
7.06	Transferred Added Value	4,182,000	4,265,000
7.06.01	Share of Profit of Equity-accounted Investments	991,000	1,039,000
7.06.02	Finance Income	2,974,000	3,086,000
7.06.03	Others	217,000	140,000
7.07	Total Added Value to be Distributed	135,036,000	142,988,000
7.08	Distribution of Added Value	135,036,000	142,988,000
7.08.01	Employee compensation	23,863,000	20,779,000
7.08.01.01	Salaries	17,809,000	14,359,000
7.08.01.02	Fringe Benefits	5,175,000	5,624,000
7.08.01.03	Unemployment benefits (FGTS)	879,000	796,000
7.08.02	Taxes and contributions	83,431,000	80,426,000
7.08.02.01	Federal	48,084,000	48,306,000
7.08.02.02	State	35,082,000	31,942,000
7.08.02.03	Municipal	265,000	178,000
7.08.03	Return on third-party capital	22,704,000	24,727,000
7.08.03.01	Interest	11,460,000	12,373,000
7.08.03.02	Rental expenses	11,244,000	12,354,000
7.08.04	Return on Shareholders' Equity	5,038,000	17,056,000
7.08.04.03	Retained Earnings (losses) for The Period	5,013,000	17,289,000
7.08.04.04	Non-controlling Interests	25,000	(233,000)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information, except for the maintenance of the noncurrent deferred charges account, as established in CPC 43 (R1) – First-time adoption of Brazilian Accounting Pronouncements. The reconciliation between the parent company’s and the consolidated shareholders’ equity and net income is presented in Note 4.1.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that the consolidated information provides a more comprehensive view of the Company’s financial position and operational performance, along with some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2013, which include the full set of notes.

In the three-month period ending September 30, 2014, the Company reclassified the charges for inventory write-downs to net realizable value for the nine-month period ending September 30, 2014 of R$ 1,112 (R$ 837 for the nine-month period ending September 30, 2013) from other expenses to cost of sales (note 9). The Company believes the classification of the write-offs as cost of sales to be a more appropriate basis for presenting the expenses by function and consistent with the industry practice. Net income was not affected in any of the periods presented.

The Company’s Board of Directors in a meeting held on April 22, 2015 authorized this interim financial information for issue.

2.1.            Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments improperly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ  and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

According to testimony from Brazilian criminal investigations that became available beginning October 2014, senior Petrobras personnel conspired with contractors, suppliers and others from 2004 through April 2012 to establish and implement an illegal cartel that systematically overcharged the Company in connection with the acquisition of property, plant and equipment.  Two Petrobras executive officers (diretores) and one executive manager were involved in this payment scheme, none of whom has been affiliated with the Company since April 2012; they are referred to below as the “former Petrobras personnel.”  The overpayments were used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, the former Petrobras personnel and other individuals involved in the payment scheme.  The Company itself did not make the improper payments, which were made by the contractors and suppliers and by intermediaries acting on behalf of the contractors and suppliers.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras believes that under IAS 16, the amounts it overpaid pursuant to this payment scheme should not have been included in historical costs of its property, plant and equipment.  However, Petrobras cannot specifically identify either the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.  As a result, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write-off representing the overstatement of its assets resulting from overpayments used to fund improper payments.  The circumstances and the methodology are described below.

Background

In 2009, the Brazilian federal police began an investigation called “Lava Jato” (Car Wash) aimed at criminal organizations engaged in money laundering in several Brazilian states. The Lava Jato Operation is extremely broad and involves numerous investigations into several criminal practices focusing on crimes committed by individuals in different parts of the country and sectors of the Brazilian economy.

Over the course of 2014, the Brazilian Federal Prosecutor’s Office focused part of its investigation on irregularities involving Petrobras’s contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including the former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of 27 companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, the former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members.”

In addition to the payment scheme, the investigations identified several specific instances of other contractors and suppliers that allegedly overcharged Petrobras and used the overpayment received from their contracts with the Company to fund improper payments, unrelated to the payment scheme, to certain Petrobras employees, including the former Petrobras personnel and a former Chief International Officer. Those contractors and suppliers are not cartel members and acted individually. Petrobras refers to these specific cases as the “unrelated payments.”

In connection with the investigation of the payment scheme, Paulo Roberto Costa, a former Chief Downstream Officer of Petrobras, was arrested in March 2014 and subsequently charged for money-laundering and passive corruption. Other former executives of Petrobras, including Renato de Souza Duque (a former Chief Services Officer), Nestor Cerveró (a former Chief International Officer) and Pedro José Barusco Filho (a former executive manager of the Services area), as well as former executives of Petrobras contractors and suppliers, have been or are expected to be charged as a result of the investigation.

When the Company issued its 2013 audited financial statements on February 27, 2014, when it filed its 2013 Form 20-F on April 30, 2014, and when it issued its interim financial statements for the six months ended June 30, 2014 on August 8, 2014, there was no evidence available to Petrobras related to the Lava Jato investigation that would have affected the conclusions of the Company regarding the fact that its financial statements fairly presented its financial position, and the extent of the payment scheme had not been made public.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Information and sources available to Petrobras

On October 8, 2014, Costa and Alberto Youssef testified in the 13th Criminal District Court of Curitiba (Vara Federal Criminal de Curitiba) (“Paraná Court”), publicly describing the payment scheme.  Since then, extensive testimony of participants in the payment scheme who have entered into plea agreements has been made public.  The Company’s understanding of the payment scheme, and its methodology for measuring its impact on the Company, are based on this testimony, which includes the complete testimony of two of the former Petrobras personnel (Costa and Barusco), the complete testimony of two individuals who acted as intermediaries in the payment scheme  (Youssef and Julio Gerin de Almeida Camargo), partial testimony of another individual who acted as an intermediary in the payment scheme (Shinko Nakandakari), and the complete testimony of one representative of a construction company (Augusto Ribeiro de Mendonça Neto).

The Brazilian Federal Prosecutor’s Office, which is in possession of the full record of the investigation to date, filed administrative misconduct complaints (ações de improbidade administrativa) on February 20, 2015 against five cartel members based on the payment scheme and relied on the same approach used by the Company to measure the actual damages attributable to the payment scheme, as set out below.

A significant portion of the information mentioned above was made public after January 28, 2015, when the Company issued its interim financial statements as of and for the nine months ended September 30, 2014 not reviewed by independent auditors, amplifying and corroborating the information that was previously available, namely the testimony of Barusco, Costa, Youssef and Nakandakari.

The information available to the Company is generally consistent with respect to the existence of the payment scheme, the companies involved in the payment scheme, the former Petrobras personnel involved in the payment scheme, the period during which the payment scheme was in effect, and the maximum amounts involved in the payment scheme relative to the contract values of affected contracts.

Petrobras will monitor the results of the investigations and the availability of other information concerning the payment scheme.  If information becomes available that indicates with sufficient precision that the estimate described above should be adjusted, Petrobras will evaluate whether the adjustment is material and, if so, recognize it.  However, the Company has no expectation that additional information bearing on these matters is or will be available from internal sources.

Other information obtained in the course of the Lava Jato investigation, including portions of Nakandakari’s testimony, has not been made public. However, the Company believes that, at this point, the risk that new information emerges causing material changes to the known facts and materially affecting the adjustment described below is low. This belief is largely based on the fact that a significant amount of information has become public, it is unlikely that the Brazilian authorities (in possession of the full record of the investigation to date) would withhold information that is inconsistent with what they have publicly released (they have relied on the same approach to measure the actual damages attributable to the payment scheme in the civil and criminal proceedings they have already filed) and the public information is consistent even though it comes from a range of individuals with different positions and motivations, including two of the former Petrobras personnel, alleged intermediaries in the payment scheme and representatives of contractors and suppliers.

The Company’s response to the facts uncovered in the Lava Jato investigation, a description of the payment scheme and the accounting issue regarding the payment scheme, as well as the approach adopted by the Company to account for the impact of the payment scheme are set out below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.1.       The Company’s response to the facts uncovered in the investigation

While the internal and external investigations are ongoing, the Company is taking the necessary procedural steps with Brazilian authorities to seek compensation for the damages it has suffered, including those related to its reputation. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

The proceedings will also include civil proceedings against cartel members, which Petrobras would have the right to join as a plaintiff, and it expects to do so.  The civil proceedings typically result in three types of relief:  effective damages, civil fines and moral damages.  Petrobras would be entitled to any effective damages and possibly civil fines.  Moral damages would typically be contributed to a federal fund, although Petrobras may seek to obtain moral damages once it joins the proceedings as a plaintiff.

Petrobras does not tolerate corruption or any illegal business practices of its contractors or suppliers or the involvement of its employees in such practices, and it has therefore undertaken the following initiatives in furtherance of the investigation of irregularities involving its business activities and to improve its corporate governance system:

-       The Company has established several Internal Investigative Committees (Comissões Internas de Apuração – CIA) to investigate instances of non-compliance with corporate rules, procedures or regulations. We have provided the findings of the internal commissions that have been concluded to Brazilian authorities.

-       On October 24 and 25, 2014, the Company engaged two independent law firms, U.S. firm Gibson, Dunn & Crutcher LLP and Brazilian firm Trench, Rossi e Watanabe Advogados, to conduct an independent internal investigation.

-       The Company has been cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Brazilian Judiciary, and other Brazilian authorities (the Federal Audit Court – Tribunal de Contas da União – TCU, and the Federal General Controller – Controladoria Geral da União – CGU).

-       The Company has established committees to analyze the application of sanctions against contractors and suppliers, and imposed a provisional ban on contracting with the cartel members (and entities related to them) mentioned in the testimony that has been made public.

-       The Company has developed and implemented measures to improve corporate governance, risk management and control, which are documented in standards and minutes of management meetings that establish procedures, methods, responsibilities and other guidelines to integrate such measures into the Company’s practices.

-       The Company has created a position of Governance, Risk and Compliance Officer, with the aim of supporting the Company’s compliance programs and mitigating risks in its activities, including fraud and corruption. The new Officer participates in the decisions of the Executive Board, and any matter submitted to the Executive Board for approval must previously be approved by this Officer as they relate to governance, risk and compliance.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

-       On January 13, 2015 the Board of Directors appointed Mr. João Adalberto Elek Junior to the position of Governance, Risk and Compliance Officer. Mr. João Adalberto Elek Junior took office on January 19, 2015. He will serve a three-year term, which may be renewable, and may only be removed by a vote of the Board of Directors, including the vote of at least one Board Member elected by the non-controlling shareholders or by the preferred shareholders.

-       A Special Committee was formed to act independently and to serve as a reporting line to the Board of Directors for the firms conducting the independent internal investigation. The Special Committee is composed of Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court (as chair of the Committee), Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010, and the executive officer of Governance, Risk and Compliance, João Adalberto Elek Junior.

3.2.       Description of the payment scheme and its impact on the Company’s financial statements

The following items discuss the need to correct the carrying amount of specified property, plant and equipment due to the impact of the payment scheme, as well as the impracticability of identifying actual improper payments, tying the overpayments to specific contract payments, or measuring the exact amount of the overpayments to be corrected. They also discuss the approach adopted by the Company to write off capitalized costs representing amounts that Petrobras overpaid for property, plant and equipment. Note 3.3 below discusses the two alternative approaches considered and rejected by the Company as surrogates for measuring the exact amounts.

3.2.1.     The payment scheme and the need to correct the carrying amount of specified property, plant and equipment

According to the information available to the Company described above, under the payment scheme, a large number of contractors and suppliers colluded with the former Petrobras personnel to overcharge Petrobras under construction contracts and contracts to provide Petrobras with goods and services, and used the overpayments to make improper payments to political parties, elected officials or public officials, individual contractor personnel, or the former Petrobras personnel.

In particular, the former Chief Downstream Officer, the former Chief Services Officer and the former executive manager of the Services area of Petrobras were involved in the payment scheme.  Those individuals, who were all in positions of authority at Petrobras, not only failed to report the existence of the cartel, but they also used their influence to further the objectives of the payment scheme, primarily by ensuring that the cartel members would be selected to participate in bidding rounds for goods and services contracts with Petrobras so that the cartel members would secure contracts with the Company.  However, there is no available information indicating that these individuals controlled or directed the use of the overpayments once the funds left Petrobras.

In addition to the payment scheme, the investigations identified several other specific instances in which Petrobras was overcharged in connection with the acquisition of property, plant and equipment. The amount that Petrobras was overcharged was used to make unrelated payments to Petrobras personnel.

3.2.2.     Impracticability of determining the actual amount of overpayment and the periods to be corrected

It is impracticable to identify the exact date and amount of each overpayment by the Company to the contractors and suppliers because of the limitations described below:

The information available to the Company in the testimony identifies the companies involved in the payment scheme and the period of time it was in effect, but the testimony does not identify all the affected contracts, the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras itself did not make or receive any improper payments. They were made by outside contractors and suppliers, so the exact amounts that the Company overpaid to fund these payments cannot be identified. The information to determine the amount by which the Company was overcharged by the cartel members is not contained within the Company’s accounting records.  These records reflect the terms of the contract entered into by the Company, which entailed payments that were inflated because of the conspiracy among the cartel members and the former Petrobras personnel to overcharge Petrobras. Since the Company cannot identify the amount of overpayments for specific contractual payments or in specific accounting periods,   it cannot determine the period in which to adjust property, plant and equipment.

Two independent law firms are conducting an independent internal investigation, under the direction of the Special Committee mentioned above. The independent internal investigation is not expected to provide additional quantitative information of a kind to support an adjustment to the Company’s financial statements. The information available to the investigators is limited to internal information of Petrobras, so it will not be able to produce specific identified information on the amount by which the Company was overcharged. The money-laundering activities alleged to have occurred were designed to hide the origins and amounts of the funds involved, so a specific accounting should not be expected.

The ongoing investigations by Brazilian authorities will focus on the criminal liability of individuals, and not on establishing a full accounting of the amounts that Petrobras was overcharged by the cartel members or all improper payments made by contractors and suppliers from the Company’s contract payments. These investigations may take several years before all the evidence and allegations are evaluated.

The Brazilian authorities have filed actions against contractors and suppliers and their respective representatives. In these actions, the prosecutors have sought judicial remedies for administrative misconduct (ação de improbidade administrativa) using 3% of the contract prices paid to the contractors and suppliers to measure the actual damages attributable to the payment scheme, which is consistent with the methodology used by the Company to account for the effects of the payment scheme. The scope of this process is not expected to produce a full accounting of all improper payments, even after the significant amount of time the investigations by Brazilian authorities may take. Brazilian law does not provide for discovery in civil proceedings, so the information that is produced in these proceedings would not be expected to exceed the information produced in the investigation and the criminal proceedings.

As previously discussed, despite the limitations described above, the information available to the Company is, in general, consistent in terms of the individuals and companies involved in the payment scheme, the period during which the payment scheme was in effect, and the percentage of overcharging applied over the total contract values under affected contracts and used to fund the improper payments made by contractors and suppliers.

3.2.3.     Approach adopted by the Company to adjust its property, plant and equipment for overpayments

As it is impracticable to identify specific periods and amounts for the overpayments by the Company, the Company considered all the information available (as described above) to quantify the impact of the payment scheme.

When the Company issued its interim financial statements as of and for the nine months ended September 30, 2014 not reviewed by independent auditors, the Company did not yet possess information robust enough to make adjustments in its financial statements considering that a number of documents it knew existed had not yet been released, such as the plea agreement testimony of Barusco, as well as the plea agreement testimony of Costa and Youssef.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Since January 28, 2015, substantial additional evidence has been made public that amplifies and corroborates the information that was previously available.

-       Barusco’s testimony has been made public.

-       The testimony provided under the plea agreements of Costa and Youssef that had previously been kept under seal has been made public.

-       Portions of Nakandakari’s testimony have been made public.

-       The Brazilian Federal Prosecutor’s Office has filed complaints (ações de improbidade administrativa) against cartel members seeking damages based on the improper payments.

-       The Brazilian Federal Prosecutor’s Office has filed additional criminal complaints against individuals involved in the payment scheme as representatives of the construction companies, intermediaries or the former Petrobras personnel.

-       A leniency agreement has been entered into by a construction company involved in the cartel, Setal Engenharia e Construções, with Brazilian authorities.

The Company included in its historical cost for property, plant and equipment all of the amounts paid under the affected contracts. However, the Company believes that the amount of its contract payments representing overpayments to contractors and suppliers pursuant to the payment scheme should not have been capitalized as property, plant and equipment.

The testimony identified 27 cartel members (Brazilian contractors and suppliers involved in the payment scheme) and several additional instances where a contractor or supplier acting individually overcharged to make improper payments unrelated to the payment scheme.

The testimony states that the cartel and the payment scheme were active from 2004 through April 2012.  The Company also evaluated whether the payment scheme affected periods before 2004. However, the testimony does not indicate that the payment scheme was in effect before 2004 and even if it were, the impact of contractors and suppliers overcharging the Company prior to 2004 is not material, as most of the Company’s property, plant and equipment assets were built between 2004 and 2014 (the balance of property, plant and equipment was R$ 67 billion as of December 31, 2003) and the assets existing as of December 31, 2003 were substantially depreciated by 2014.

Based on the available information described above, the Company concluded that the portion of the costs incurred to build its property, plant and equipment that resulted from contractors and suppliers in the cartel overcharging the Company to make improper payments should not have been capitalized.  In order to account for the impact of overpayments, the Company developed an estimation methodology to serve as a proxy for the adjustment that should be made to property plant and equipment using the five steps described below:

(1)          Identify contractual counterparties: the Company listed all the companies identified in public testimony, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

(2)          Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

(3)          Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

(4)          Identify payments: the Company calculated the total contract values under the contracts identified in step 3.

(5)          Apply a fixed percentage to the amount determined in Step 4: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

The calculation considered all the recorded amounts in the Company’s books and records from 2004 through September 2014 with respect to contracts initially entered into between 2004 and April 2012, and any related supplemental contracts, between the companies of the Petrobras group and the cartel members (individually or in a consortium). This broad scope was used to produce the best estimate for quantifying the aggregate amount of the overpayment, even if there was no specific evidence of overcharging or improper payments under every affected contract. The Company also identified amounts recorded in its books and records concerning specific contracts and projects with the non-cartel members to account for the amounts those companies overcharged Petrobras to fund improper payments they made, unrelated to the payment scheme and the cartel.

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

The Company has a number of ongoing projects in which the original contract was entered into between 2004 and April 2012. The approach adopted by the Company considers that the overcharge was applied over total contract values.  These include contract payments to be incurred by Petrobras in future periods, because it is impracticable to allocate the aggregate overpayments to specific periods and the portion of the overcharge that relates to future contract payments may have been charged to the Company in prior periods. Therefore, the write-off of overpayments incorrectly capitalized takes into account the total contract values and not only contract payments already incurred.  However, as mentioned above, based on the available information, the Company believes that the cartel and the payment scheme were dismantled after April 2012 and that, considering all the developments in the ongoing criminal investigation, the improper payments related to the payment scheme have stopped.

Petrobras believes that this methodology produces the best estimate for the aggregate overstatement of its property, plant and equipment resulting from the payment scheme, in the sense that it represents the upper bound of the range of reasonable estimates.  The estimate assumes that all contracts with the identified counterparties were affected and that 3% represents the amount by which the Company overpaid on those contracts. Both assumptions are supported by the testimony, even though some testimony indicated lower percentages with respect to certain contracts, a shorter period (2006 to 2011), or fewer contractors involved.

Along with the write-off to reduce the carrying amount of specified property, plant and equipment, the impact in the current period includes write-offs of tax credits (VAT and correlated taxes) and a provision for credits applied in prior periods with respect to property, plant and equipment that has been written-down, as well as the reversal of depreciation of affected assets beginning on the date they started operating.

As previously discussed, the testimony does not provide sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments. Accordingly, the write-off of overpayments incorrectly capitalized was recognized in the third quarter of 2014, because it is impracticable to determine the period-specific effect in each prior period. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In addition, the Company has evaluated the materiality of the impact of the payment scheme on prior periods presented in its financial statements for comparative purposes using two different analyses: it estimated the allocation of the overpayments to specific prior periods if all overpayments were made on a pro rata basis out of each of the actual contract payments and capitalized correspondingly; and it also estimated the materiality of improper payments to prior periods if the improper payments had been made at inception (on the date the contracts were entered into). Both allocation exercises indicated writing off the overpayment that was improperly capitalized would not have been material to any of the prior periods presented for comparative purposes.

The Company has not recovered and cannot reliably estimate any recoverable amounts at this point. Any amounts ultimately recovered would be recorded as income when received (or when their realization becomes virtually certain).

As previously mentioned, Petrobras believes that under IAS 16, the amounts it overpaid pursuant to the payment scheme should not have been included in the historical cost of the property, plant and equipment. Therefore, under Brazilian tax legislation, this write-off is considered a loss resulting from unlawful activity and subject to the evolution of the investigations in order to establish the actual extent of the losses before they can be deducted from an income tax perspective.

As a result, at September 30, 2014, it is not possible for the Company to estimate the amounts that will ultimately be considered deductible or the timing for the deduction. Accordingly no deferred tax assets were recognized for the write-off of overpayments incorrectly capitalized.

The Company carefully considered all available information and, as discussed above, does not expect that new developments in the investigations by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by new internal commissions set up (or a review of the results of previous internal investigations) could materially impact or change the methodology described above. Notwithstanding this expectation, the Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment.

The total impact of the adjustments described above by business area is set out below.

	Consolidated
“Write-off – overpayments incorrectly capitalized”	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	CORP.	TOTAL
Payment scheme:
Total contract amounts (*)	62,679	110,867	21,233	757	752	3,322	199,610
Estimated aggregate overpayments (3%)	1,880	3,326	637	23	23	99	5,988
Unrelated payments (outside the cartel)	139	1	10	−	−	−	150
	2,019	3,327	647	23	23	99	6,138
Reversal of depreciation of the affected assets	(87)	(198)	(52)	−	−	(9)	(346)
Impact on property, plant and equipment	1,932	3,129	595	23	23	90	5,792
Write-down of tax credits related to affected assets (**)	37	298	57	−	−	10	402
Write-off – overpayments incorrectly capitalized	1,969	3,427	652	23	23	100	6,194

(*) Of this amount, R$ 44,115 represents amounts scheduled to be paid after September 30, 2014.
(**) Write-down of tax credits that will not be applicable in the future.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.3.       Possible alternative approaches considered and rejected

IFRS allows the use of a revaluation model under IAS 16 to re-measure the carrying amount of property, plant and equipment, but the use of revaluation models is not permitted by Brazilian Corporation Law. As a result, the Company did not consider that approach as a viable alternative to address the impact of the overpayment on the affected property, plant and equipment.

The Company considered whether it could develop a surrogate or proxy to quantify the errors to be corrected. The proposed proxy would involve determining the fair value of each affected asset (measured on a stand-alone basis), and estimating the amount of overpayments as being the difference between the fair value of each affected asset and its carrying amount.

The proposed approach would be different than a charge for impairment because the assets would be valued on a stand-alone basis and not as a group of assets included in a cash generating unit. The recoverable amount of those assets would also not be determined by the higher amount between their fair value and their value in use, but would be considered to be their fair value.

The Company engaged two global firms internationally known as independent appraisers to determine the fair value of most of the affected assets based on the valuation technique that was most appropriate to the specificities of each asset and for which relevant data was available.

For 31 individual assets, book value exceeded fair value by an aggregate of R$ 88.6 billion, while the book value of the 21 other individual assets was an aggregate of R$ 27.2 billion below fair value. As previously discussed, the difference between the fair value and the carrying amount of those assets would conceptually be attributable to improper payments.

However, after the difference was measured, the Company concluded that the shortfall between the fair value and the carrying amount of the assets was significantly larger than any reasonable estimate of the improper payments uncovered in the context of the Lava Jato investigation. Fair value shortfalls originate not primarily from improper payments, but from different sources (both related to the method of measuring the fair value and to changes in the business context), which cannot be individually or separately quantified, such as:

-       The fair value of the assets was measured on a stand-alone basis and did not consider value that would be added to the assets when used in an integrated manner, in which value is transferred from one asset to another, depending on how the company operates the assets, because management seeks to achieve the global optimum of the portfolio of assets instead of the individual optimum (especially for the refining assets). Those gains are captured when those assets are evaluated inside cash-generating units (CGU) for impairment testing and many of the affected assets are in a single CGU;

-       The discount rate used by the appraisers considered a risk premium related to the acquisition of a single asset by a third party inside a market highly concentrated in a single large-scale player (Petrobras). This would be applicable to evaluate the acquisition of new property, plant and equipment, but not to determine the value in use of assets which already belong to the portfolio of the Company;

-       Changes in economic and financial variables (exchange rate, discount rate, risk metrics and cost of capital);

-       Changes in estimates of prices and margins of inputs;

-       Changes in projections of prices, margins and demand for products sold in light of recent changes in market conditions;

-       Changes in equipment and input prices, wages and other correlated costs;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

-       The impact of local content requirements; and

-       Project planning deficiencies (especially in the Engineering and Downstream areas).

Therefore, the Company concluded that using the fair value as a surrogate or proxy to adjust its property, plant and equipment would not have been appropriate, as the adjustment would include elements with no direct relation to the overpayments.

3.4.       Changes in the current business context

Changes in the Company’s business context and the impact of the Lava Jato investigation prompted a review of the Company’s future prospects and ultimately led to the reduction in the pace of the Company’s capital expenditures.

Petrobras’s ability to invest its available funds has been limited as a result of a decrease in expected future operating revenues following the decline of oil prices, along with the devaluation of the Brazilian real, which has increased the Company’s cash outflows to service debt in the near term, most of which is denominated in foreign currencies. For a variety of reasons, including the economic and political environment in Brazil, Petrobras is currently unable to access the capital markets. Other sources of available financing are limited, and in any event would be insufficient to meet Petrobras’s investment needs. Petrobras also faces a shortage of qualified contractors and suppliers as a result of the difficulties created for suppliers by the Lava Jato investigation.

As a result, Petrobras has recently determined to delay or suspend the completion of some of the assets and projects included in Petrobras’s capital expenditure plan that are expected to contribute little to its cash generation from its operations or that present complications due to contractor insolvency or to a lack of availability of qualified suppliers (as a result of the Lava Jato investigation or otherwise).

3.5.       Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation.  On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company.  The Company has been complying with the subpoena and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

3.6.       Legal proceedings involving the Company

See note 30 for information about class actions and the Company’s other material legal proceedings.

4.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the nine-month period ended September 30, 2014.

The main disposal of assets and legal mergers are set out in note 10.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

	09.30.2014	12.31.2013	Jan-Sep 2014	Jan-Sep 2013
Consolidated - IFRS	342,396	349,334	5,038	17,056
Non-controlling Interests	(1,071)	(1,394)	(25)	233
Deferred Expenses, Net of Income Tax	131	200	(69)	(132)
Parent company - Brazilian Accounting Standards (CPC)	341,456	348,140	4,944	17,157

5.            Summary of significant accounting policies

The accounting policies and methods of computation followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2013 were consistently followed in the preparation of these consolidated and individual interim financial statements.

The estimated useful life of equipment and other assets was reviewed in 2014, based on reports of internal appraisers, as set out below:

Weighted average useful life
Class of assets	Previous	Reviewed
Refining plants and equipment	10 years	20 years
Natural gas processing and treating units	10 years	20 years
Offshore wellhead equipment	5 years	10 years
Drilling tools - offshore	5 to 10 years	8 years
Drilling tools - onshore	5 to 10 years	3 to 10 years
Ancillary tools	10 to 31 years	6 to 10 years
Offshore production facilities	10 to 30 years	25 years
Buildings	25 years	50 years

6.            Cash and cash equivalents

	Consolidated
	09.30.2014	12.31.2013
Cash at bank and in hand	2,006	2,227
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	12,285	8,182
Other investment funds	96	125
	12,381	8,307
- Abroad	35,237	26,638
Total short-term financial investments	47,618	34,945
Total cash and cash equivalents	49,624	37,172

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Marketable securities

	Consolidated
	09.30.2014	12.31.2013
Trading securities	7,850	9,085
Available-for-sale securities	47	39
Held-to-maturity securities	13,071	284
	20,968	9,408
Current	20,674	9,101
Non-current	294	307

Trading securities refer mainly to investments in Brazilian Government Bonds and held-to-maturity securities are mainly comprised of time deposits in highly-rated financial institutions.

These financial investments have maturities of more than three months and are classified as current assets due to the expectation of their realization in the short term.

8.            Trade and other receivables

8.1.       Trade and other receivables, net

	Consolidated
	09.30.2014	12.31.2013
Trade receivables
Third parties	27,661	23,785
Related parties (Note 19.5)
Investees	1,661	1,542
Receivables from the electricity sector	6,277	4,332
Petroleum and alcohol accounts - receivables from Federal Government	841	836
Other receivables	5,430	6,066
	41,870	36,561
Provision for impairment of trade receivables	(7,613)	(3,293)
	34,257	33,268
Current	21,549	22,652
Non-current	12,708	10,616

8.2.       Changes in the allowance for impairment of trade receivables

	Consolidated
	09.30.2014	12.31.2013
Opening balance	3,293	2,967
Additions (*)	4,369	290
Write-offs	(113)	(144)
Cumulative translation adjustments	64	180
Closing balance	7,613	3,293
Current	2,924	1,873
Non-current	4,689	1,420

(*) Relates primarily to the electricity sector (see note 8.4).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.3.       Trade receivables overdue - Third parties

	Consolidated
	09.30.2014	12.31.2013
Up to 3 months	1,091	2,133
From 3 to 6 months	486	637
From 6 to 12 months	664	925
More than 12 months	5,664	4,279
	7,905	7,974

8.4.       Trade receivables - Electricity Sector (isolated electricity system in the northern region of Brazil)

	Consolidated
	09.30.2014			12.31.2013
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (Note 19.5)	1,066	5,211	6,277	1,553	2,779	4,332
Companhia de Gás do Amazonas (CIGÁS)	2,589	489	3,078	−	1,597	1,597
Others	122	836	958	101	617	718
	3,777	6,536	10,313	1,654	4,993	6,647
(-) Provision for impairment of trade receivables	(1,955)	(1,836)	(3,791)	−	(34)	(34)
Total	1,822	4,700	6,522	1,654	4,959	6,613
Related parties	1,063	4,438	5,501	1,553	2,763	4,316
Third parties	759	262	1,021	101	2,196	2,297

As of September 30, 2014, R$ 9,739 of the Company’s receivables from the isolated electricity system located in the northern region of Brazil were classified as non-current assets. The balance of those receivables was R$ 10,313 as of September 30, 2014 (R$ 6,647 as of December 31, 2013) and comprise:

(i) R$ 9,540 (R$ 6,228 as of December 31, 2013) from fuel oil, natural gas and other products sold to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) located in the northern region of Brazil.

(ii) R$ 773 (R$ 419 as of December 31, 2013) from an electricity supply contract entered into by Petrobras and a subsidiary of Eletrobras in 2005 classified as a finance lease of two thermoelectric power plants in the northern region of Brazil. The thermoelectric power plants will be transferred to the subsidiary of Eletrobras by the end of the lease term (20 years) for no additional cost. These receivables are not overdue.

A portion of the costs related to the fuel supplied to those thermoelectric power plants is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations, and, as a result, some of these companies are experiencing financial difficulties and have not been able to pay for the products supplied by Petrobras. The Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras on December 31, 2014 with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged being indebted in the amount of R$ 8,601. This amount will be updated based on the Selic interest rate every month. Under the agreement, the amounts are expected to be paid in 120 monthly installments beginning in February 2015.

Pursuant to the debt acknowledgment agreement, receivables due to Petrobras in the amount of R$ 6,084 were collateralized by receivables from the CCC that were pledged as security. The collateralized receivables relate to amounts payable from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético - CDE) to the CCC. One of the purposes of the CDE is to refund the costs incurred by the CCC to support electricity generation and distribution in the isolated electricity system. The debt acknowledgement agreement was collateralized when the Brazilian Electricity Agency - Agência Nacional de Energia Elétrica (ANEEL) recognized in February 2015 a debt acknowledgement for the payables from the CDE to the CCC.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company’s Management has determined that an allowance for impairment of trade receivables is required to cover receivables with no guarantees, including the balances of previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras. An allowance for impairment of trade receivables of R$ 3,756 was recognized in the quarter ended September 30, 2014.

Beginning in 2015 the Brazilian government implemented a new pricing policy for the electricity sector, and has already implemented price increases in the first quarter of 2015. The new policy will strengthen the financial situation of the companies in the electricity sector and reduce their insolvency on payables from fuel oil and other products supplied. The Company expects that the impact of the higher electricity prices resulting from the new policy will be more significant after the first quarter of 2015, notably because the funds received from the end customer will be transferred to the CCC and used to refund the electricity generation companies.

9.            Inventories

	Consolidated
	09.30.2014	12.31.2013
Crude Oil	11,188	13,702
Oil Products	12,988	11,679
Intermediate products	2,138	2,165
Natural Gas and LNG (*)	1,115	939
Biofuels	527	370
Fertilizers	84	60
	28,040	28,915
Materials, supplies and others	4,525	4,532
	32,565	33,447
Current	32,437	33,324
Non-current	128	123

(*) Liquid Natural Gas

Consolidated inventories are presented net of a R$ 155 allowance reducing inventories to net realizable value    (R$ 205 as of December 31, 2013), mainly due to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss as cost of sales were R$ 1,112 (R$ 837 as of September 30, 2013).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,780 (R$ 6,972 as of December 31, 2013), as set out in note 22.

10.        Disposal of assets and legal mergers

10.1.   Disposal of assets

Brasil PCH S.A.

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. which further assigned the sale and purchase contract to Chipley SP Participações for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of its voting stock, for a consideration of R$ 650, excluding contractual price adjustments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of R$ 711, including contractual price adjustments. A gain of R$ 646 before taxes was recognized as other expenses, net.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of US$ 380 million, subject to price adjustment until the closing of the transaction.

On April 30, 2014 the transaction was concluded, the respective assets and liabilities were transferred to Perenco and a US$ 101 million gain was recognized as other expenses, net.

UTE Norte Fluminense S.A.

On April 11, 2014, Petrobras disposed of its 10% interest in UTE - Norte Fluminense S.A. to the Électricité de France Group (EDF) for R$ 182, recognizing a R$ 83 gain, as other expenses, net, with no condition precedent.

Transierra S.A.

On August 5, 2014, Petrobras disposed of its 44.5% interest in Transierra S.A. to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) for US$ 107 million, recognizing a US$ 32 million gain in other expenses, net. There are no precedent conditions to the transaction.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of R$ 870, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in this transaction are classified as held for sale.

Petrobras Energia Peru. S.A.

On November 12, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V. – PIB BV to China National Petroleum Corporation (CNPC), for US$ 2,643 million, subject to price adjustment until the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

Companhia de Gás de Minas Gerais

On July 18, 2014, the Board of Directors of Petrobras approved the disposal of its 40% interest in Companhia de Gás de Minas Gerais (Gasmig) to Companhia Energética de Minas Gerais (Cemig).

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

10.2.   Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified in the Company’s current assets and current liabilities are presented by main business segment, as below:

							Consolidated
						09.30.2014	12.31.2013
	Exploration and Production	Refining, Transport. & Marketing	Gas & Power	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	117	284	−	3,284	1	3,686	4,169
Trade receivables	−	264	−	72	1	337	318
Inventories	−	191	−	27	−	218	283
Investments	−	23	399	26	−	448	126
Cash and Cash Equivalents	−	4	−	136	−	140	283
Others	−	50	−	173	−	223	459
	117	816	399	3,718	2	5,052	5,638

Liabilities on assets classified as held for sale
Trade payables	−	(55)	−	(43)	−	(98)	(383)
Provision for decommissioning costs	−	−	−	(23)	−	(23)	(70)
Non-current finance debt	−	(46)	−	−	−	(46)	(1,434)
Others	−	(43)	−	(381)	−	(424)	(627)
	−	(144)	−	(447)	−	(591)	(2,514)

10.3.   Legal mergers

On April 2, 2014, the Petrobras Shareholders’ Extraordinary General Meeting approved the mergers of Termoaçu S.A., Termoceará Ltda. and Companhia Locadora de Equipamentos Petrolíferos – CLEP into Petrobras. These merges did not affect share capital.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the Company’s consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.         Investments

11.1.   Investments in subsidiaries, joint ventures, joint operations and associates (Parent Company)

	09.30.2014	12.31.2013
Subsidiaries:
Petrobras Netherlands B.V. - PNBV	34,774	29,631
Petrobras Distribuidora S.A. - BR	11,569	11,767
Transportadora Associada de Gás S.A. - TAG (*)	7,608	−
Petrobras Transporte S.A. - Transpetro	4,832	4,666
Petrobras Internacional Braspetro - PIB BV	4,280	3,837
Companhia Integrada Têxtil de Pernambuco - Citepe	3,490	2,504
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	3,425	3,351
Petrobras Gás S.A. - Gaspetro (*)	2,795	10,633
Petrobras Biocombustível S.A. - PBIO	2,049	2,121
Companhia Petroquímica de Pernambuco - PetroquímicaSuape	1,612	1,499
Liquigás Distribuidora S.A. - Liquigás	895	859
Termomacaé Ltda	806	747
5283 Participações Ltda	571	518
Breitener Energética S.A. - Breitener	559	475
Araucária Nitrogenados S.A.	508	789
Petrobras Comerc. de Energia Ltda - PBEN	422	301
Termobahia S.A.	390	429
Arembepe S.A.	374	314
Companhia Locadora de Equipamentos Petrolíferos - CLEP (note 10.3)	−	1,530
Termoaçu S.A. (note 10.3)	−	666
Termoceará Ltda (note 10.3)	−	334
Other subsidiaries	932	871
Joint operations	202	218
Joint ventures	348	374
Associates	3,609	3,481
	86,050	81,915

Goodwill	3,114	3,125
Unrealized profits - Parent company	(1,731)	(1,570)
Other investments	23	27
Total investments	87,456	83,497

(*) From the second quarter of 2014, TAG ceased to be a subsidiary of Gaspetro and became a direct subsidiary of Petrobras.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.2.   Investments in joint ventures and associates (Consolidated)

Investments measured using equity method	09.30.2014	12.31.2013

Braskem S.A.	5,083	5,157
Petrobras Oil & Gas B.V. - PO&G	4,347	3,999
Guarani S.A.	1,173	1,194
State-controlled Natural Gas Distributors	912	1,248
Petroritupano S.A.	479	464
Petrowayu S.A.	448	433
Nova Fronteira Bioenergia S.A.	422	399
Other petrochemical investees	210	196
UEG Araucária Ltda	201	138
Transierra S.A.	−	159
Petrokariña S.A.	162	155
Other associates	2,053	2,021
	15,490	15,563
Other investees	47	52
	15,537	15,615

11.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	09.30.2014	12.31.2013	Type	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	2.83	1.87	3,840	2,537
						3,840	2,537

Associate
Braskem S.A.	212,427	212,427	Common	11.70	16.50	2,485	3,505
Braskem S.A.	75,793	75,793	Preferred A	16.20	21.00	1,228	1,592
						3,713	5,097

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of September 30, 2014, was R$ 3,713, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering the Company’s share of the future cash flows projected for Braskem. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to our audited consolidated financial statements for the year ended December 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Property, plant and equipment

12.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2013	16,684	166,972	166,878	68,182	418,716	279,824
Additions	148	3,870	78,156	1,408	83,582	62,974
Additions to / review of estimates of decommissioning costs	−	−	−	(1,431)	(1,431)	(1,958)
Capitalized borrowing costs	−	−	8,474	−	8,474	6,514
Business combinations	39	70	36	−	145	−
Write-offs	(9)	(261)	(5,285)	(55)	(5,610)	(4,550)
Transfers (***)	2,605	51,603	(64,706)	58,516	48,018	80,642
Depreciation, amortization and depletion	(1,115)	(16,241)	−	(10,643)	(27,999)	(21,028)
Impairment - recognition (****)	−	(26)	(13)	(193)	(232)	(119)
Impairment - reversal (****)	−	112	−	165	277	268
Cumulative translation adjustment	79	5,682	3,300	879	9,940	−
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Cost	25,134	312,427	186,840	180,654	705,055	531,928
Accumulated depreciation, amortization and depletion	(6,703)	(100,646)	−	(63,826)	(171,175)	(129,361)
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Additions	35	3,110	52,616	709	56,470	44,908
Additions to / review of estimates of decommissioning costs	−	−	−	(26)	(26)	−
Capitalized borrowing costs	−	−	6,386	−	6,386	5,936
Write-offs	(28)	(102)	(7,870)	(297)	(8,297)	(7,624)
Write-off - overpayments incorrectly capitalized	(85)	(2,842)	(2,643)	(222)	(5,792)	(4,424)
Transfers (***)	2,993	38,751	(52,051)	37,385	27,078	25,022
Depreciation, amortization and depletion	(966)	(12,227)	−	(8,316)	(21,509)	(15,601)
Impairment - recognition (****)	(100)	(204)	−	−	(304)	−
Cumulative translation adjustment	(14)	2,372	1,378	(16)	3,720	−
Balance at September 30, 2014	20,266	240,639	184,656	146,045	591,606	450,784
Cost	27,950	351,911	184,656	217,956	782,473	594,799
Accumulated depreciation, amortization and depletion	(7,684)	(111,272)	−	(71,911)	(190,867)	(144,015)
Balance at September 30, 2014	20,266	240,639	184,656	146,045	591,606	450,784

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 29 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes R$ 18,281 (R$ 50,389 in 2013), reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi in 2013 and Florim, Sul de Guará and Nordeste de Tupi in 2014), as set out in note 13.2.

(****) Impairment charges and reversals are recognized in the statement of income as other expenses, net.

As of September 30, 2014, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 189 and R$ 9,081, respectively (R$ 202 and R$ 10,738 at December 31, 2013).

Premium I and Premium II Refineries

On January 22, 2015 the Company decided to abandon the construction projects of Premium I and Premium II refineries.

Based on projected demand growth in the domestic and international oil product markets and the absence of a construction phase financial support partner (one of the assumptions in the 2014-2018 Business and Management Plan - BMP), the Company decided to abandon these projects.

The decision to abandon the projects resulted in a charge of R$ 2,707 recognized in other expenses in the quarter ended September 30, 2014 to write-off all capitalized costs with respect to those projects.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.        Intangible assets

13.1.   By class of assets

	Consolidated					Parent Company
		Software
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at January 1, 2013	78,702	386	1,178	941	81,207	77,349
Additions	6,665	72	278	−	7,015	6,862
Capitalized borrowing costs	−	−	26	−	26	26
Write-offs	(171)	(3)	(7)	−	(181)	(138)
Transfers (**)	(50,467)	(30)	(26)	(39)	(50,562)	(50,474)
Amortization	(82)	(99)	(287)	−	(468)	(336)
Impairment - recognition (***)	(1,139)	−	−	−	(1,139)	−
Cumulative translation adjustment	182	6	−	35	223	−
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Cost	34,680	1,423	3,379	937	40,419	36,118
Accumulated amortization	(990)	(1,091)	(2,217)	−	(4,298)	(2,829)
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Additions	198	57	194	−	449	366
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(222)	(11)	(16)	−	(249)	(225)
Transfers (**)	(18,281)	15	6	−	(18,260)	(18,266)
Amortization	(61)	(95)	(204)	−	(360)	(268)
Impairment - reversal (***)	15	−	−	−	15	−
Cumulative translation adjustment	28	2	−	13	43	−
Balance at September 30, 2014	15,367	300	1,156	950	17,773	14,910
Cost	16,422	1,506	3,297	950	22,175	17,737
Accumulated amortization	(1,055)	(1,206)	(2,141)	−	(4,402)	(2,827)
Balance at September 30, 2014	15,367	300	1,156	950	17,773	14,910
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets) of the financial statements of December 31, 2013.

(**) Includes R$ 18,281 (R$ 50,389 in 2013), reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi in 2013 and Florim, Sul de Guará and Nordeste de Tupi in 2014), as set out in note 13.2.

(***) Impairment charges and reversals are recognized in the statement of income as other expenses, net.

13.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

As of September 30, 2014, the Company’s intangible assets included R$ 6,137 (R$ 24,419 as of December 31, 2013) related to the Assignment Agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios), Sul de Tupi (now Campo de Sul de Lula), Florim (now Campo de Itapu), Sul de Guará (now Campo Sul de Sapinhoá) and Nordeste de Tupi (now Campo de Sepia), which have been transferred to property, plant and equipment.

Petrobras, the Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years subject to certain conditions.

On December 29, 2014, the Company submitted the declaration of commerciality of crude oil and natural gas accumulations located in the Entorno de Iara block (now Campo Norte de Berbigão, Campo Sul de Berbigão, Campo Norte de Sururu, Campo Sul de Sururu and Campo de Atapu) to the ANP.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

After the declaration of commerciality of this last block, the exploration stage of the Assignment Agreement is concluded and the formal review procedures for each block, based on economic and technical assumptions for each area, will continue.

If the review determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained, expectations regarding the production potential of the areas were confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

14.        Impairment

The recoverable amount of the Araucária Nitrogenados S.A. cash-generating unit - CGU is measured as its value in use, for impairment testing purposes.  The calculation of the value in use of the CGU reflects future projections that consider: an estimate of the useful life of the group of assets in the CGU; financial budgets, forecasts and assumptions approved by management; and pre-tax discount rate estimated from the weighted average cost of capital (WACC).

A R$ 306 impairment charge was recognized in other expenses, net for Araucária Nitrogenados S.A., resulting from operational aspects that required higher capital expenditures over 2014.

15.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs), are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2014	12.31.2013
Property, plant and equipment
Opening balance	20,619	21,760
Additions to capitalized costs pending determination of proved reserves	7,552	10,680
Capitalized exploratory costs charged to expense	(2,900)	(2,754)
Transfers upon recognition of proved reserves	(3,962)	(9,056)
Cumulative translation adjustment	(21)	(11)
Closing balance	21,288	20,619
Intangible Assets (**)	14,173	32,516
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	35,461	53,135

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises the amounts related to the Assignment Agreement (note 13.2).

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
Exploration costs recognized in the statement of income	Jan-Sep/2014	Jan-Sep/2013
Geological and geophysical expenses	1,304	1,622
Exploration expenditures written off (includes dry wells and signature bonuses)	4,262	2,915
Other exploration expenses	76	104
Total expenses	5,642	4,641

	Consolidated
Cash used in:	Jan-Sep/2014	Jan-Sep/2013
Operating activities	1,380	1,986
Investment activities	8,577	9,166
Total cash used	9,957	11,152

16.        Trade payables

	Consolidated
	09.30.2014	12.31.2013
Third parties
In Brazil	12,643	12,523
Abroad	13,551	14,198
Related parties	1,464	1,201
	27,658	27,922

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.            Finance debt

					Consolidated
	Export Credit Agency	Banking Market	Capital Markets	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2013	−	63,301	2,564	130	65,995
Cumulative translation adjustment (CTA)	−	(6)	−	−	(6)
Additions (new funding obtained)	−	22,576	512	−	23,088
Interest incurred during the period	−	185	35	7	227
Foreign exchange/inflation indexation charges	−	3,257	117	4	3,378
Transfer from long term to short term	−	(21,348)	(391)	(27)	(21,766)
Transfer to liabilities associated with assets classified as held for sale	−	(30)	−	−	(30)
Balance at December 31, 2013	−	67,935	2,837	114	70,886
Abroad
Opening balance at January 1, 2013	10,310	39,816	63,412	1,285	114,823
Cumulative translation adjustment (CTA)	1,032	5,134	12,825	155	19,146
Additions (new funding obtained)	3,359	19,803	23,713	188	47,063
Interest incurred during the period	2	30	77	17	126
Foreign exchange/inflation indexation charges	343	1,926	605	64	2,938
Transfer from long term to short term	(1,447)	(2,826)	(902)	(91)	(5,266)
Transfer to liabilities associated with assets classified as held for sale	−	(849)	−	−	(849)
Balance at December 31, 2013	13,599	63,034	99,730	1,618	177,981
Total balance at December 31, 2013	13,599	130,969	102,567	1,732	248,867

Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886
Cumulative translation adjustment (CTA)	−	61	−	−	61
Additions (new funding obtained)	−	9,427	800	−	10,227
Interest incurred during the period	−	322	40	−	362
Foreign exchange/inflation indexation charges	−	827	102	2	931
Transfer from long term to short term	−	(2,506)	(249)	(18)	(2,773)
Balance at September 30, 2014	−	76,066	3,530	98	79,694
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981
Cumulative translation adjustment (CTA)	444	2,565	5,820	53	8,882
Additions (new funding obtained)	665	14,898	32,542	−	48,105
Interest incurred during the period	7	37	81	13	138
Foreign exchange/inflation indexation charges	72	295	(2,082)	16	(1,699)
Transfer from long term to short term	(1,392)	(5,343)	(2,979)	(90)	(9,804)
Balance at September 30, 2014	13,395	75,486	133,112	1,610	223,603
Total balance at September 30, 2014	13,395	151,552	136,642	1,708	303,297

	Consolidated
Current	09.30.2014	12.31.2013
Short term debt	8,961	8,560
Current portion of long term debt	15,756	7,304
Accrued interest	3,487	2,880
	28,204	18,744

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2014	2015	2016	2017	2018	2019 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	1,725	3,770	7,354	6,329	6,765	37,144	63,087	56,782
Floating rate debt	1,579	2,949	6,620	4,884	5,427	30,665	52,124
Fixed rate debt	146	821	734	1,445	1,338	6,479	10,963
Average interest rate	6.2%	8.1%	9.7%	8.9%	9.0%	9.2%	9.1%

Financing in U.S. Dollars (US$):	9,800	14,521	22,019	21,455	27,803	116,576	212,174	213,930
Floating rate debt	9,266	10,865	10,575	12,420	21,782	50,483	115,391
Fixed rate debt	534	3,656	11,444	9,035	6,021	66,093	96,783
Average interest rate	2.4%	2.4%	3.1%	2.9%	2.9%	4.2%	3.6%

Financing in R$ indexed to US$:	159	193	959	1,720	1,715	16,696	21,442	23,654
Floating rate debt	10	40	47	49	44	151	341
Fixed rate debt	149	153	912	1,671	1,671	16,545	21,101
Average interest rate	4.2%	3.8%	6.7%	6.5%	6.5%	7.3%	7.1%

Financing in Pound Sterling (£):	139	112	−	−	−	6,823	7,074	7,229
Fixed rate debt	139	112	−	−	−	6,823	7,074
Average interest rate	6.2%	6.2%	−	−	−	6.2%	6.2%

Financing in Japanese Yen :	1,328	230	1,049	254	231	−	3,092	3,122
Floating rate debt	120	230	230	230	230	−	1,040
Fixed rate debt	1,208	−	819	24	1	−	2,052
Average interest rate	0.9%	0.7%	1.8%	0.8%	0.7%	−	1.2%

Financing in Euro :	117	562	34	34	8,503	15,349	24,599	26,115
Floating rate debt	17	32	32	32	32	513	658
Fixed rate debt	100	530	2	2	8,471	14,836	23,941
Average interest rate	3.2%	1.9%	2.0%	2.0%	3.7%	4.2%	4.0%

Financing in other currencies:	25	2	6	−	−	−	33	33
Fixed rate debt	25	2	6	−	−	−	33
Average interest rate	13.0%	15.3%	15.3%	−	−	−	13.5%

Total as of September 30, 2014	13,293	19,390	31,421	29,792	45,017	192,588	331,501	330,865
Total Average interest rate	2.8%	3.5%	4.7%	4.4%	4.1%	5.5%	4.9%

Total as of December 31, 2013	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956

(*) The average maturity of outstanding debt at September 30, 2014 is 6.26 years.

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable. When a quoted price for an identical liability is not available, the fair value is determined based on the yield curve of the Company's most liquid bonds (level 2).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.     Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.3% p.a. in the nine-month period ended September 30, 2014 (4.2% p.a. in the nine-month period ended September 30, 2013).

17.3.   Funding – Outstanding balance

Company	Available (Line of Credit)	Used	Balance

Abroad (Amount in US$ million)
PGT	1,500	700	800
Petrobras	2,500	530	1,970

In Brazil
Transpetro	10,158	2,432	7,726
Petrobras	14,303	12,417	1,886
PNBV	9,878	760	9,118
Liquigás	141	132	9

17.4.   Guarantees

The financial institutions which have provided financing have not required Petrobras to provide guarantees related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables and shares of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.        Leases

18.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Minimum receipts	Minimum payments
2014	267	21
2015 - 2018	1,966	180
2019 and thereafter	4,864	633
Estimated lease receipts/payments	7,097	834
Less Interest expense (annual)	(3,082)	(631)
Present value of the lease receipts/ payments	4,015	203

2014	144	18
2015 - 2018	1,017	103
2019 and thereafter	2,854	82
Present value of the lease receipts/ payments	4,015	203
Current	150	39
Non-current	3,865	164
As of September 30, 2014	4,015	203
Current	135	38
Non-current	3,428	171
As of December 31, 2013	3,563	209

18.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2014	6,048
2015 - 2018	104,898
2019 and thereafter	186,643
As of September 30, 2014	297,589
As of December 31, 2013	294,815

On September 30, 2014, the balance of estimated future minimum lease payments under operating leases includes R$ 184,555 in the consolidated (R$ 189,554 in the consolidated, in 2013) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2014, the Company recognized expenditures of R$ 18,046 (R$ 18,043 in the nine-month period ended September 30, 2013) for operating lease installments.

19.        Related parties

19.1.   Commercial transactions and other operations

The Company carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at market prices and market conditions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.1.1.  By transaction

	Parent Company
	Jan-Sep/2014	09.30.2014
	Profit or Loss	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Profit or Loss
Revenues (mainly sales revenues)	114,616
Foreign exchange and inflation indexation charges, net	(411)
Financial income (expenses), net	(3,107)
Assets
Trade and other receivables		8,631	7,306	15,937
Trade and other receivables (mainly from sales)		8,203	−	8,203
Dividends receivable		57	−	57
Intercompany loans		−	6,079	6,079
Capital increase (advance)		−	261	261
Related to construction of natural gas pipeline		−	842	842
Other operations		371	124	495
Liabilities
Finance leases					(1,174)	(4,538)	(5,712)
Financing on credit operations					(5,609)	−	(5,609)
Intercompany loans					−	(27,488)	(27,488)
Prepayment of exports					(28,803)	(30,694)	(59,497)
Accounts payable to suppliers					(12,305)	−	(12,305)
Purchases of crude oil, oil products and others					(7,810)	−	(7,810)
Affreightment of platforms					(4,128)	−	(4,128)
Advances from clients					(385)	−	(385)
Others					18	−	18
Other operations					−	(152)	(152)
As of September 30, 2014	111,098	8,631	7,306	15,937	(47,891)	(62,872)	(110,763)
Jan-Sep/2013	94,237
As of December 31, 2013		9,020	2,364	11,384	(36,098)	(46,071)	(82,169)

19.1.2. By company

	Parent Company
	Jan-Sep/2014	09.30.2014
	Profit or Loss	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Subsidiaries (*)
BR Distribuidora	69,853	2,041	5,871	7,912	(302)	(20)	(322)
PIB-BV Holanda	15,550	2,563	87	2,650	(38,353)	(58,243)	(96,596)
Gaspetro	7,097	1,030	842	1,872	(423)	−	(423)
PNBV	832	1,395	21	1,416	(4,631)	−	(4,631)
Transpetro	559	342	−	342	(831)	−	(831)
Fundo de Investimento Imobiliário	(155)	−	−	−	(224)	(1,216)	(1,440)
Thermoelectrics	(145)	16	223	239	(85)	(1,040)	(1,125)
TAG	117	148	−	148	(1,347)	−	(1,347)
Other subsidiaries	3,888	865	257	1,122	(650)	−	(650)
	97,596	8,400	7,301	15,701	(46,846)	(60,519)	(107,365)
Structured Entities
Nova Transportadora do Nordeste - NTN	(93)	97	−	97	(221)	−	(221)
Nova Transportadora do Sudeste - NTS	(84)	43	−	43	(227)	−	(227)
CDMPI	(28)	−	−	−	(238)	(1,573)	(1,811)
PDET Off Shore	(105)	−	−	−	(201)	(709)	(910)
	(310)	140	−	140	(887)	(2,282)	(3,169)
Associates
Companies from the petrochemical sector	13,807	49	−	49	(128)	(71)	(199)
Other associates	5	42	5	47	(30)	−	(30)
	13,812	91	5	96	(158)	(71)	(229)
	111,098	8,631	7,306	15,937	(47,891)	(62,872)	(110,763)

(*) Includes its subsidiaries and joint ventures.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.1.3.  Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Up to 5%	−	−	(4,059)	(4,288)
From 5.01% to 7%	−	−	(21,696)	(20,267)
From 7.01% to 9%	−	−	(1,733)	(1,719)
More than 9.01%	6,079	279	−	−
	6,079	279	(27,488)	(26,274)

19.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. The balances of the operations of the Parent Company with FIDC-NP are the following:

	Parent Company
		Current Assets	Current Liabilities		Net finance income (expense)
	Cash and cash equivalents and Marketable securities	Assignments of performing receivables	Assignments of non-performing receivables	Finance Income FIDC-NP	Finance Expense FIDC-NP
09.30.2014	8,602	(1,338)	(14,768)
12.31.2013	14,748	(875)	(22,042)
Jan-Sep/2014				129	(1,075)
Jan-Sep/2013				187	(1,038)

19.3.   Guarantees Granted

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	09.30.2014								12.31.2013
Maturity date of the loans	PifCo	PNBV	PGF	PGT	TAG	PB LOG	Others	Total	Total
2014	−	3,904	−	3,677	−	−	−	7,581	8,271
2015	3,064	3,084	−	−	−	129	−	6,277	6,050
2016	9,113	3,209	5,515	−	−	−	−	17,837	17,980
2017	4,289	2,507	7,353	−	−	−	735	14,884	7,208
2018	9,572	7,820	4,643	8,579	−	933	−	31,547	26,196
2019	6,740	6,740	12,603	16,912	−	−	−	42,995	40,234
2020 and thereafter	32,827	11,670	40,196	19,682	12,196	−	1,595	118,166	79,296
	65,605	38,934	70,310	48,850	12,196	1,062	2,330	239,287	185,235

19.4.   Investment fund of subsidiaries abroad

At September 30, 2014, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 17,711 (R$ 17,368 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	Income (expense)	Income (expense)		09.30.2014		12.31.2013
	Jan-Sep/ 2014	Jan-Sep/ 2013	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	7,786	6,508	1,189	483	994	490
Petrochemical companies	13,107	12,763	51	25	220	282
Other associates and joint ventures	1,795	1,509	421	1,072	328	452
	22,688	20,780	1,661	1,580	1,542	1,224
Government entities
Government bonds	1,162	1,772	16,307	−	14,634	−
Banks controlled by the Federal Government	(5,135)	(4,076)	8,872	73,333	6,562	69,788
Receivables from the Electricity sector (note 8.4)	806	1,183	6,277	−	4,332	−
Petroleum and alcohol account - receivables from Federal government (note 19.6)	−	−	841	−	836	−
Federal Government - dividends and interest on capital	(61)	(45)	−	−	−	1,953
Others	(29)	172	681	760	491	781
	(3,257)	(994)	32,978	74,093	26,855	72,522
Pension plans	−	−	−	161	−	366
	19,431	19,786	34,639	75,834	28,397	74,112

Revenues (mainly sales revenues)	23,471	22,143
Foreign exchange and inflation indexation charges, net	(1,523)	(2,296)
Finance income (expenses), net	(2,517)	(61)

Current			20,653	4,958	17,739	8,358
Non-current			13,986	70,876	10,658	65,754
	19,431	19,786	34,639	75,834	28,397	74,112

19.6.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of September 30, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 841 (R$ 836 as of December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court-ordered expert proceedings are ongoing.

19.7.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			09.30.2014			09.30.2013
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	10.8	0.9	11.7	7.8	0.8	8.6
Long-term compensation (post-retirement benefits)	0.5	−	0.5	0.5	−	0.5
Total compensation	11.3	0.9	12.2	8.3	0.8	9.1

Number of members	7	10	17	7	10	17

In the nine-month period ended September 30, 2014, the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 50.4 (R$ 42.8 in the nine-month period ended September 30, 2013).

20.        Provision for decommissioning costs

	Consolidated
Non-current liabilities	09.30.2014	12.31.2013
Opening balance	16,709	19,292
Adjustment to provision	(59)	(2,051)
Payments made	(1,077)	(1,092)
Interest accrued	360	426
Others (*)	63	134
Closing balance	15,996	16,709

(*) Includes amounts related to current liabilities associated with assets classified as held for sale, as set out in note 10.2.

21.        Taxes

21.1.   Income taxes

	Consolidated
	09.30.2014	12.31.2013
Current assets
Taxes In Brazil	2,185	2,229
Taxes Abroad	106	255
	2,291	2,484

Current liabilities
Taxes In Brazil	593	369
Taxes Abroad	230	290
	823	659

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.2.   Other taxes

	Consolidated
Current assets	09.30.2014	12.31.2013
Taxes In Brazil
ICMS (VAT)	4,279	3,801
PIS / COFINS (Taxes on Revenues)	1,592	4,846
CIDE	35	46
Others	258	353
	6,164	9,046
Taxes Abroad	148	116
	6,312	9,162
Non-current assets
Taxes In Brazil
Deferred ICMS (VAT)	2,116	2,059
Deferred PIS and COFINS (Taxes on Revenues)	8,439	9,831
Others	652	684
	11,207	12,574
Taxes Abroad	24	29
	11,231	12,603
Current liabilities
Taxes In Brazil
ICMS (VAT)	3,615	2,727
PIS / COFINS (Taxes on Revenues)	1,061	538
CIDE	32	37
Production Taxes (Special Participation / Royalties)	5,413	5,698
Withholding income tax and social contribution	943	600
Others	736	821
	11,800	10,421
Taxes Abroad	350	517
	12,150	10,938

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.3.   Deferred income tax and social contribution - non-current

Changes in deferred income tax and social contribution are set out below.

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2013	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,378	(21,864)
Recognized in the statement of income for the year	(5,500)	(3,208)	644	(122)	270	7,912	386	1,013	(1,718)	(323)
Recognized in shareholders’ equity	−	−	3,037	120	−	162	−	−	(3,501)	(182)
Cumulative translation adjustment	−	(157)	12	−	(2)	(58)	(3)	1	(175)	(382)
Others (*)	−	337	(192)	(10)	(18)	988	8	(15)	1,094	2,192
Balance at December 31, 2013	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)
Recognized in the statement of income for the period	(3,455)	(1,705)	1,842	(270)	370	5,367	(90)	(3,162)	(1,085)	(2,188)
Recognized in shareholders’ equity	−	−	1,661	(97)	−	(276)	−	−	2,153	3,441
Cumulative translation adjustment	−	93	26	−	(2)	105	(2)	(1)	(265)	(46)
Others (*)	−	320	(1,364)	(150)	2	(8)	−	−	1,060	(140)
Balance at September 30, 2014	(34,860)	(10,677)	6,813	(1,731)	1,327	16,459	1,254	(18)	1,941	(19,492)

Deferred tax assets										2,647
Deferred tax liabilities										(23,206)
Balance at December 31, 2013										(20,559)

Deferred tax assets										2,431
Deferred tax liabilities										(21,923)
Balance at September 30, 2014										(19,492)
(*) Relates primarily to disposal of interests in investees or mergers.

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.4.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Sep 2014	Jan-Sep 2013
Income before income taxes	9,634	24,308
Nominal income tax and social contribution computed based on Brazilian statutory corporate tax rates (34%)	(3,276)	(8,265)
Adjustments to arrive at the effective tax rate:
Interest on capital, net	1	1
Different jurisdictional tax rates for companies abroad	1,924	1,378
Tax incentives	45	51
Tax loss carryforwards (unrecognized tax losses)	(889)	(319)
Write-off - overpayments incorrectly capitalized	(2,223)	−
Non taxable income (deductible expenses), net (*)	(224)	(411)
Tax credits of companies abroad in the exploration stage	(3)	(5)
Others	49	318
Income tax and social contribution expense	(4,596)	(7,252)
Deferred income tax and social contribution expense	(2,188)	(3,666)
Current income tax and social contribution	(2,408)	(3,586)
	(4,596)	(7,252)
Effective tax rate	47.7%	29.8%

(*) Includes share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Employee benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and for certain of its international subsidiaries, as well as defined benefit medical plans for employees in Brazil (active and inactive) and their dependents.

As of September 30, 2014, the Company carried out an interim valuation of its pension and medical benefits obligations (Petros Pension Plan and AMS medical care plan) involving a qualified independent actuary, to update for material changes in actuarial assumptions and estimates of expected future benefits, resulting in a R$ 11,908 increase in its obligation and a charge to other comprehensive income in shareholders' equity.

Those material changes, which indicated the need for an interim calculation, evidenced conditions existing as of September 30, 2014, namely: i) a review of the actuarial assumptions of mortality and age of retirement, which, based on adherence studies have shown to provide the best estimate of expected future benefits; and, ii) incorporation to the pension benefits of retirees of the salary increases given to active employees pursuant to Petrobras’ Collective Bargaining Agreements of 2004, 2005 and 2006, as approved by the Executive Council of Fundação Petros.

The Company changed the mortality assumption for its benefits, from the mortality table AT 2000, which was used as its mortality assumption in 2013 to the general mortality Table EX-PETROS 2013 (for both genders). The EX-PETROS mortality table has two-dimensional characteristics, whereby it is evident both the mortality by age and longevity gains. This Table, already recognized in the actuarial technical bodies, was designed based on expressive data relating to the long-period experience of the participants of the Petrobras Group’s Petros Plan. From the EX-PETROS table, the independent actuary of Fundação Petros used the position of 2013 as the observation of the series, most statistically adherent to the characteristic of the mass population of participants.

Changes in the pension and medical benefits to employees are set out following:

	Consolidated
	Petros Plan		Medical Plan	Other plans
	Petros	Petros 2	AMS		Total
Balance at December 31, 2012	22,766	1,117	17,145	298	41,326
(+) Remeasurement effects recognized in other comprehensive income	(12,369)	(1,294)	(1,963)	(10)	(15,636)
(+) Costs incurred in the year	3,000	461	2,001	53	5,515
(-) Contributions paid	(551)	−	(786)	(56)	(1,393)
(-) Payments related to the Term of Financial Commitment	(331)	−	−	−	(331)
Others	−	−	−	(28)	(28)
Balance at December 31, 2013	12,515	284	16,397	257	29,453

Current	1,068	−	836	8	1,912
Non-current	11,447	284	15,561	249	27,541
	12,515	284	16,397	257	29,453

(+) Effects of interim valuation review recognized in other comprehensive income (*)	6,159	−	5,749	−	11,908
(+) Costs incurred in the period	1,220	87	1,810	44	3,161
(-) Contributions paid	(395)	−	(679)	(23)	(1,097)
(-) Payments related to the Term of Financial Commitment	(224)	−	−	−	(224)
Others	−	−	−	(17)	(17)
Balance at September 30, 2014	19,275	371	23,277	261	43,184
Current	1,274	−	916	8	2,198
Non-current	18,001	371	22,361	253	40,986
	19,275	371	23,277	261	43,184

(*) The actuarial calculation for the interim period of 09.30.2014 did not include remeasurement effect of Petros Plan 2 and was restricted to Petros Plan and AMS of Petrobras and BR Distribuidora.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Pension and medical benefit expenses are set out following:

	Consolidated
	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
Service cost	83	59	234	25	401
Interest cost over net liabilities / (assets)	1,137	28	1,551	19	2,735
Others	−	−	25	−	25
Net expenses for the period Jan-Sep/ 2014	1,220	87	1,810	44	3,161
Related to active employees:
Included in the cost of sales	414	45	598	−	1,057
Operating expenses in the statement of income	218	38	299	40	595
Related to retirees	588	4	913	4	1,509
Net expenses for the period Jan-Sep/ 2014	1,220	87	1,810	44	3,161
Net expenses for the period Jan-Sep/ 2013	2,251	355	1,502	27	4,135

The actuarial assumptions adopted in the actuarial calculations are set out below:

Assumptions	09.30.2014	31.12.2013

Discount rate - (real rate - excluding inflation)	6.10% (1) / 6.11% (2)	6.56% (1) / 6.58% (2)
Inflation ( IPCA)	6.30% (1) (2) (3)	5.93% (1) (2)
Nominal discount rate (real rate + inflation)	12.78% (1) / 12.79% (2)	12.88% (1) / 12.90% (2)
Salary growth rate - (real)	1.761% (1) (2)	1.981% (1) (2)
Nominal salary growth rate (Real + Inflation)	8.17% (1) (2)	8.03% (1) (2)
Medical plan turnover	0.642% p.a (4)	0.590% p.a (4)
Pension plan turnover	Null	Null
Variance assumed in medical care and hospital costs	14.47% to 3.00% p.a (5)	11.62% to 4.09% p.a (5)
Mortality table	EX-PETROS 2013 (both genders) (1) (2)	Gender-specific Basic AT 2000, 20% smoothing coefficient (1) (2)
Disability table	TASA 1927 (1) (2)	TASA 1927 (1) (2)
Mortality table for disabled participants	AT 49 increased male in 10% (1) (2)	Gender-specific Winklevoss, 20% smoothing coefficient (1) (2)
Age of retirement	Male, 57 years / Female, 56 years (1) (2)	Male, 56 years / Female, 55 years (1) Male, 53 years / Female, 48 years (2)

(1) Petros Plan for Petrobras Group.
(2) AMS Plan.
(3) Inflation reflects market projections: 6.30% for 2015 and converging to 3.00% in 2030.
(4) Average turnover only of Petrobras sponsor according to age and employment time.
(5) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras sponsor fee.

At September 30, 2014, the Company had crude oil and oil products in the carrying amount of R$ 6,780 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the nine-month period ended September 30, 2014, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 560 (R$ 721 in the nine-month period ended September 30, 2013).

In June 2014, Petrobras Transporte S.A. - Transpetro expanded its medical care benefits (Programa de Assistência Multidisciplinar de Saúde - AMS) to cover post-employment medical care for active employees, retirees and pensioners, as set out in the 2013-2015 collective bargaining agreement. The recognition of the net defined liability resulted in an R$ 171 charge to the statement of income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.1.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management.

The results of the individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

However, according to the new methodology, in the event the Company has not profit and all targets are met, the amount to be paid individually will be half the employee's remuneration plus half of the lower value of PLR paid in the previous year.

PLR for the year 2013

The amended rules were applied to determine profit sharing benefits for the year ended December 31, 2013, which were paid on May 2, 2014, resulting in an additional profit sharing expense of R$ 388, as a complement, recognized as other income (expenses).

The PLR amounts for 2013 are as follows:

2013
Consolidated net income attributable to shareholders of Petrobras	23,570
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.25%
Profit sharing - New methodology	1,473
Profit sharing - Subsidiaries in Brazil	1,085
Additional amounts recognized in March 2014	388
Profit sharing - Companies abroad	17
Profit sharing	1,490

(*) The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

PLR for the year 2014

From January to September 2014, the annual goals set by management were achieved and based on the new rules, the Company accrued R$ 775 of PLR.

22.2.   Voluntary Separation Incentive Plan

In January 2014, the Company started a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

A total of 8,298 employees enrolled during the enrollment period, which ended on March 31, 2014. Those employees were divided into five categories, which determine when their separation will take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities in which such employees were engaged.

Employees who enrolled in the PIDV were aged 55 or over and had to have retired by the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014). Employees who leave any time before the agreed dates are not entitled to the separation program incentives.

The plan determines fixed additional payments of ten monthly-salaries, between a floor of R$ 180 thousand and a cap of R$ 600 thousand; variable additional payments between 15% and 25% of a monthly-salary for every month worked after the seventh working month, until the date of separation.

On March 31, 2014 the Company recognized a provision and is subject to changes resulting from employees, who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

From April to September 2014, the Company recognized 3,817 separations and 370 cancellations of requests for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Consolidated
Opening balance at March 31, 2014	2,396
Revision of provision (*)	59
Use for separations	(1,044)
Closing balance at September 30, 2014	1,411
Current	876
Non-current	535

(*) Includes cancellation of requests for voluntary separation of employees, salaries readjustment and inflation indexation charges of the floor and cap amounts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.        Shareholders’ equity

23.1.   Share capital

At September 30, 2014, subscribed and fully paid share capital was R$ 205,432 (R$ 205,411 at December 31, 2013), represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 2, 2014 approved an increase in the Company’s share capital from R$ 205,411 to R$ 205,432, through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013, in the amount of R$ 21.

23.2.   Dividends

Dividends – 2013

The Annual General Meeting on April 2, 2014 approved a dividend distribution in the form of interest on capital of R$ 9,301, which corresponds to R$ 0.5217 per common shares and R$ 0.9672 per preferred share. These dividends were paid on April 25, 2014 and record date was April 2, 2014. Amounts paid were index adjusted based on the SELIC rate from December 31, 2013 to the date of payment.

23.3.   Earnings per share

	Consolidated		Parent Company
	Jan-Sep/ 2014	Jan-Sep/ 2013	Jan-Sep/ 2014	Jan-Sep/ 2013
Net income attributable to Shareholders of Petrobras	5,013	17,289	4,944	17,157
Weighted average number of common and preferred shares outstanding (number of shares)	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	0.38	1.33	0.38	1.32

24.        Sales revenues

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Gross sales	304,869	272,549
Sales taxes	(52,649)	(48,687)
Sales revenues (*)	252,220	223,862
Domestic market	194,207	169,659
Exports	25,427	23,818
International sales (**)	32,586	30,385
	252,220	223,862

(*) Analysis of sales revenues by business segment is set out in note 29.
(**) Sales revenues from operations outside of Brazil, other than exports.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.        Other expenses, net

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Gains / (Losses) on disposal / write-offs of assets	(3,275)	1,743
Voluntary Separation Incentive Plan	(2,455)	−
Unscheduled stoppages and pre-operating expenses	(1,807)	(1,083)
Pension and medical benefits -retirees	(1,509)	(1,438)
Institutional relations and cultural projects	(1,337)	(1,192)
E&P areas returned and cancelled projects	(493)	−
Reversal / Recognition of impairment	(291)	−
Health, safety and environment	(255)	(388)
(Losses) / Gains on legal, administrative and arbitration proceedings	(175)	(1,129)
Inventory write-down to net realizable value (market value)	−	−
Government grants	117	204
Reimbursements from E&P partnership operations	542	401
Others (*)	(27)	593
	(11,955)	(3,162)

(*) In 2014, includes additional profit sharing benefit for 2013, as set out on note 22.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.        Costs and Expenses by nature

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Raw material / products for resale	(108,257)	(94,810)
Production taxes	(24,827)	(22,727)
Employee compensation	(23,863)	(20,779)
Depreciation, depletion and amortization	(21,869)	(20,963)
Changes in inventories	(881)	3,857
Materials, third-party services, freight, rent and other related costs	(38,350)	(36,288)
Allowance for impairment of trade receivables	(4,163)	(47)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(4,262)	(2,915)
Other taxes	(1,192)	(691)
Write-off - overpayments incorrectly capitalized	(6,194)	−
(Losses) / Gains on legal, administrative and arbitration proceedings	(175)	(1,129)
Institutional relations and cultural projects	(1,337)	(1,192)
Unscheduled stoppages and pre-operating expenses	(1,807)	(1,083)
Health, safety and environment	(255)	(388)
Reversal / Recognition of impairment	(291)	−
Gains / (Losses) on disposal / write-offs of assets	(3,275)	1,743
E&P areas returned and cancelled projects	(493)	−
	(241,491)	(197,412)

Cost of sales	(193,798)	(170,550)
Selling expenses	(12,230)	(7,709)
General and administrative expenses	(7,847)	(7,863)
Exploration costs	(5,642)	(4,702)
Research and development expenses	(1,858)	(1,858)
Other taxes	(1,192)	(691)
Other expenses, net	(11,955)	(3,162)
Profit sharing	(775)	(877)
Write-off - overpayments incorrectly capitalized	(6,194)	−
	(241,491)	(197,412)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Net finance income (expense), net

	Consolidated
	Jan-Sep2014	Jan-Sep2013
Foreign exchange gains/(losses) and inflation indexation charges on debt (*)	(10)	(2,042)
Debt interest and charges	(11,679)	(8,624)
Income from investments and marketable securities	1,771	2,167
Financial result on net debt	(9,918)	(8,499)
Capitalized borrowing costs	6,400	6,105
Gains (losses) on derivatives, net	210	(269)
Interest income from marketable securities	(36)	14
Other finance expense and income, net	(81)	(113)
Other foreign exchange gains/(losses) and indexation charges, net	1,339	(419)
Finance income (expenses), net	(2,086)	(3,181)
Income	2,974	3,086
Expenses	(6,373)	(3,719)
Foreign exchange gains/(losses) and inflation indexation charges, net	1,313	(2,548)
	(2,086)	(3,181)

(*) Includes local currency debt indexed to the U.S. dollar.

28.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Sep/2014	Jan-Sep/2013
Amounts paid / received during the period
Income taxes	1,594	2,268
Withholding income tax paid on behalf of third-parties	3,365	2,831

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	9	183
Recognition (reversal) of provision for decommissioning costs	(26)	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.        Segment information

Consolidated assets by Business Area - 09.30.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	16,527	42,458	9,765	172	9,459	10,374	66,461	(12,266)	142,950
Non-current assets	373,786	179,977	58,103	2,576	13,462	30,544	17,004	(2,661)	672,791
Long-term receivables	17,047	9,821	3,843	7	6,910	4,418	8,321	(2,492)	47,875
Investments	376	5,365	1,418	2,030	38	5,983	327	−	15,537
Property, plant and equipment	342,508	164,465	51,986	539	5,834	18,804	7,639	(169)	591,606
Operating assets	248,832	95,648	41,072	492	4,459	10,907	5,709	(169)	406,950
Under construction	93,676	68,817	10,914	47	1,375	7,897	1,930	−	184,656
Intangible assets	13,855	326	856	−	680	1,339	717	−	17,773
Total Assets	390,313	222,435	67,868	2,748	22,921	40,918	83,465	(14,927)	815,741

Consolidated assets by Business Area - 12.31.2013 (*)

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121
Total Assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

(*) Beginning in 2014, management of Liquigás Distribuidora S.A. (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Sep/ 2014

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	118,625	198,227	30,491	436	72,806	25,175	−	(193,540)	252,220
Intersegments	117,882	69,212	2,706	380	2,013	1,347	−	(193,540)	−
Third parties	743	129,015	27,785	56	70,793	23,828	−	−	252,220
Cost of sales	(60,640)	(209,786)	(26,840)	(523)	(66,866)	(22,537)	−	193,394	(193,798)
Gross profit	57,985	(11,559)	3,651	(87)	5,940	2,638	−	(146)	58,422
Expenses	(11,868)	(13,617)	(5,754)	(118)	(4,741)	(1,550)	(9,661)	391	(46,918)
Selling, general and administrative	(633)	(5,246)	(4,302)	(82)	(4,396)	(1,349)	(4,462)	393	(20,077)
Exploration costs	(5,377)	−	−	−	−	(265)	−	−	(5,642)
Research and development	(946)	(315)	(144)	(22)	(2)	(3)	(426)	−	(1,858)
Other taxes	(76)	(162)	(195)	(1)	(21)	(176)	(561)	−	(1,192)
Write-off - overpayments incorrectly capitalized	(1,969)	(3,427)	(652)	−	(23)	(23)	(100)	−	(6,194)
Other operating expenses, net	(2,867)	(4,467)	(461)	(13)	(299)	266	(4,112)	(2)	(11,955)
Income before financial results, profit sharing and income taxes	46,117	(25,176)	(2,103)	(205)	1,199	1,088	(9,661)	245	11,504
Financial income (expenses), net	−	−	−	−	−	−	(2,086)	−	(2,086)
Share of profit of equity-accounted investments	(6)	316	368	(96)	(1)	404	6	−	991
Profit sharing	(269)	(215)	(37)	−	(45)	(16)	(193)	−	(775)
Net Income before income taxes	45,842	(25,075)	(1,772)	(301)	1,153	1,476	(11,934)	245	9,634
Income tax and social contribution	(16,258)	7,468	506	70	(400)	(392)	4,494	(84)	(4,596)
Net income (loss)	29,584	(17,607)	(1,266)	(231)	753	1,084	(7,440)	161	5,038
Net income attributable to:
Shareholders of Petrobras	29,592	(17,594)	(1,293)	(231)	753	927	(7,302)	161	5,013
Non-controlling interests	(8)	(13)	27	−	−	157	(138)	−	25
	29,584	(17,607)	(1,266)	(231)	753	1,084	(7,440)	161	5,038

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Sep/ 2013 (*)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	107,450	176,309	23,160	655	63,245	25,926	−	(172,883)	223,862
Intersegments	105,746	59,214	1,920	549	1,618	3,836	−	(172,883)	−
Third parties	1,704	117,095	21,240	106	61,627	22,090	−	−	223,862
Cost of sales	(53,863)	(188,949)	(19,663)	(807)	(57,811)	(22,273)	−	172,816	(170,550)
Gross profit	53,587	(12,640)	3,497	(152)	5,434	3,653	−	(67)	53,312
Expenses	(7,017)	(5,989)	(1,821)	(119)	(3,178)	(26)	(8,102)	267	(25,985)
Selling, general and administrative	(679)	(5,015)	(1,706)	(86)	(3,174)	(1,357)	(3,808)	253	(15,572)
Exploration costs	(4,440)	−	−	−	−	(262)	−	−	(4,702)
Research and development	(925)	(344)	(88)	(42)	(2)	(5)	(452)	−	(1,858)
Other taxes	(71)	(112)	(129)	(2)	(23)	(216)	(138)	−	(691)
Other operating expenses, net	(902)	(518)	102	11	21	1,814	(3,704)	14	(3,162)
Income before financial results, profit sharing and income taxes	46,570	(18,629)	1,676	(271)	2,256	3,627	(8,102)	200	27,327
Financial income (expenses), net	−	−	−	−	−	−	(3,181)	−	(3,181)
Share of profit of equity-accounted investments	5	180	276	(39)	(1)	623	(5)	−	1,039
Profit sharing	(311)	(229)	(39)	−	(53)	(22)	(223)	−	(877)
Net Income before income taxes	46,264	(18,678)	1,913	(310)	2,202	4,228	(11,511)	200	24,308
Income tax and social contribution	(15,728)	6,412	(557)	92	(748)	(1,108)	4,454	(69)	(7,252)
Net income (loss)	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056
Net income attributable to:
Shareholders of Petrobras	30,480	(12,266)	1,262	(218)	1,454	3,008	(6,562)	131	17,289
Non-controlling interests	56	−	94	−	−	112	(495)	−	(233)
	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056

(*) Beginning in 2014, management of Liquigás Distribuidora S.A. (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	Jan-Sep 2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,493	13,606	864	8,730	46	(3,564)	25,175
Intersegments	2,175	2,643	60	4	29	(3,564)	1,347
Third parties	3,318	10,963	804	8,726	17	−	23,828

Income before financial results, profit sharing and income taxes	1,240	(141)	154	261	(404)	(22)	1,088
Net income (loss) attributable to shareholders of Petrobras	1,438	(67)	183	241	(846)	(22)	927

Income statement	Jan-Sep 2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	6,995	13,381	881	8,196	−	(3,527)	25,926
Intersegments	4,014	3,278	58	13	−	(3,527)	3,836
Third parties	2,981	10,103	823	8,183	−	−	22,090
Income before financial results, profit sharing and income taxes	3,843	(54)	90	161	(405)	(8)	3,627
Net income (loss) attributable to shareholders of Petrobras	3,443	(41)	66	148	(600)	(8)	3,008

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 09.30.2014	31,513	5,606	1,152	2,431	6,167	(5,951)	40,918
As of 12.31.2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.        Provisions for legal proceedings, contingent liabilities and contingent assets

Provisions for legal proceedings, contingent liabilities and judicial deposits are set out below.

30.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, tax proceedings related to withholding income tax over proceeds from notes issued abroad, losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out below:

	Consolidated
Non-current liabilities	09.30.2014	12.31.2013
Labor claims	1,834	1,332
Tax claims	264	221
Civil claims	1,757	1,276
Environmental claims	100	62
Other claims	23	27
	3,978	2,918

	Consolidated
	09.30.2014	12.31.2013
Opening Balance	2,918	2,585
New provisions, net	1,539	841
Payments made	(570)	(542)
Accruals and charges	112	166
Others	(21)	(132)
Closing Balance	3,978	2,918

30.2.   Judicial deposits

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2014	12.31.2013
Labor	2,356	2,067
Tax	2,612	2,348
Civil	1,553	1,240
Environmental	210	195
Others	9	16
	6,740	5,866

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.3.   Consolidated contingent liabilities for legal proceedings (not provided for)

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized as liabilities in the financial statements but are disclosed, unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings at September 30, 2014 for which the likelihood of loss is considered to be possible are set out in the table below (Consolidated):

Nature	Estimate
Tax	96,064
Civil - General	10,646
Labor	12,202
Civil - Environmental	3,895
Others	3
122,810

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor), for which the expectation of loss is considered as possible is set out following.

a)      Tax Matters

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	20,852
2) Failure to pay tax on financial operations (IOF) over intercompany loans entered into with, PifCo, Brasoil and BOC in 2007, 2008, 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	7,023
3) Deduction from taxable income of profits of subsidiaries and associates domiciled abroad in 2005, 2006, 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	6,670
4) Deduction from taxable income of expenses from the Petros Plan renegotiation and penalties.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,846
5) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,581
6) Failure to withhold and pay income tax (IRRF) on remittances for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	5,022
7) Failute to pay Contribution of Intervention in the Economic Domain (CIDE) on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,474
8) Failure to pay social security contributions over contingent bonuses paid to employees.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	2,138
9) Deduction from taxable income of various employee benefis and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	1,941

10) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel was sold without gross-up of such tax.

Current status: A lawsuit has been filed and the Company is taking legal actions to ensure its rights.	1,654
Plaintiff: State of São Paulo Finance Department

11) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,737
Plaintiff: States of AM, BA, DF, ES, PA, PE and RJ Finance Departments
12) Failure to pay VAT (ICMS) levied on crude oil and natural gas sales due to alleged differences in beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	2,979
Plaintiff: State of Rio de Janeiro Finance Department
13) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	3,450
14) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,982
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,218
Plaintiff: States of SP, RS and SC Finance Departments
16) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,096
Plaintiff: States of Rio de Janeiro and Sergipe Finance Departments
17) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	1,024
18) Other tax matters	19,377
Total tax matters	96,064

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)     Civil Matters – General

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in the payment of special participation charge and royalties in several fields. In addition, ANP is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,128
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
2) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil producs (Diesel and LPG) sales in the domestic market.
Current situation: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	1,125
3) Other civil matters	5,393
Total for civil matters	10,646

c)      Environmental Matters

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,003
2) Other environmental matters	1,892
Total for environmental matters	3,895

d)     Labor Matters

Description of labor matters	Estimate
Plaintiff : Sindipetro do ES, RJ, BA, MG and SP.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court a collective bargaining agreeement seeking to interpret the collective bargaining agreement clause questioned before the labor courts.	3,072
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro da Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The claim filed by Sindipetro/BA was partially ruled for the plaintiff by the ordinary instances of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court. The claim filed by Sindipetro Norte Fluminense (NF) was ruled for the plaintiff and the Company was condemned to pay the alleged differences. The Company has filed an appeal to overturn the decision in the Superior Labor Court and awaits judgment.	1,137
3) Other labor matters	7,993
Total for labor matters	12,202

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.4.   Class actions and related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 16, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Satatement and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the period January 22, 2010 and March 19, 2015, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition, to date, three complaints have been filed by individual investors in the Southern District of New York consisting of allegations similar to those in the consolidated amended complaint. Those individual actions have been consolidated with the Consolidated Securities Litigation for pre-trial purposes.

The plaintiffs have not specified an amount of alleged damages in the actions. Because these actions are in their early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company has engaged a U.S. firm as legal counsel and intends to defend vigorously against the allegations made in the context of these actions.

30.5.   Contingent assets

30.5.1.  Legal proceeding in the United States - P-19 and P-31 plaftorms

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31 platforms, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that were ongoing before Brazilian courts.

In August 2014, Brasoil and Petrobras signed an out-of-court agreement with American insurers, which provides for the closure of all lawsuits and judicial executions filed in Brazilian and foreign courts. The agreement resulted in a US$ 295 million gain, of which US$ 72 million had been previously recognized, and therefore, a US$ 223 gain was recognized in the Company’s income statement, in other income in the quarter ended September 30, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.5.2. Recovery of PIS and COFINS

Petrobras filed ordinary lawsuits against the Brazilian Federal Government claiming to recover, through offsetting, amounts paid as taxes on finance income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Brazilian Federal Supreme Court declared this paragraph to be unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of R$ 497 as recoverable taxes.

The Company recognized R$ 2,177 as recoverable taxes in September 2014 (R$ 820 in other income and R$ 1,357 in finance income) for the lawsuit filed in 2005 to recover PIS and COFINS taxes overpaid on finance income in the period from February 1999 to December 2002, after its right to recover those taxes has been definitely recognized and the amounts and documents necessary to request judicial payment were presented.

As of September 30, 2014, the Company had noncurrent receivables of R$ 2,709 related to PIS and COFINS, which are inflation indexed and awaiting settlement, are set out in the table below:

30.09.2014
COFINS - January 2003 to January 2004	497
PIS / COFINS - February 1999 to November 2002	2,177
Inflation indexation	35
Non-current receivables	2,709

31.        Commitment to purchase natural gas

On August 18, 2014, Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to settle differences as to the performance of the Bolivian natural gas import contract to supply natural gas to the Brazilian domestic market (GSA). The agreement sets out payment schedules and compensation terms for both parties to resolve different interpretations of the GSA, and includes a contract to secure Bolivian natural gas supply for a thermoelectric power plant - UTE Cuiabá through December 2016.

On September 30, 2014, the total value of the GSA contract for the period October 2014 to 2019 is approximately 57,69  billion m3 of natural gas equivalent to 30.08 million m3 per day, which corresponds to an estimated total US$ 10,96  billion.

The agreement resulted in a net charge to income of R$ 872 in the quarter ended September 30, 2014, of which R$ 997 was recognized in cost of sales, partially offset by a R$ 125 gain in other income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

32.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,213, of which R$ 5,476 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,563 and bank guarantees in the amount of R$ 913.

33.          Risk management

The Company is exposed to a variety of risks arising from its operations, such as: price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. It manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy is to support the achievement of the Company’s strategic goals through an appropriate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of September 30, 2014, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Derivatives not designated for hedge accounting
Future contracts (*)	(4,210)	10,224	210	(48)
Long position/Crude oil and oil products	123,690	52,267	−	−	2014
Short position/Crude oil and oil products	(127,900)	(42,043)	−	−	2014
Options (*)	(330)	−	11	−
Call/Crude oil and oil products	(430)	−	1	−	2014
Put/Crude oil and oil products	100	−	10	−	2014
Forward contracts			(6)	(2)
Short position/ Foreign currency forwards	USD 66	USD 17	(6)	(2)	2014
Swap			(1)	(1)
Interest – Euribor x Fixed rate	EUR 6	EUR 10	(1)	(1)	2015
Derivatives designated for hedge accounting
Swap			(27)	(21)
Foreign currency - Cross-currency Swap	USD 298	USD 298	13	26	2016
Interest – Libor /Fixed rate	USD 419	USD 440	(40)	(47)	2020
Total recognized in the Statement of Financial Position			187	(72)

(*) Notional value in thousand of bbl

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/2014	Jan-Sep/2013	Jan-Sep/2014	Jan-Sep/2013	09.30.2014	12.31.2013
Commodity derivatives	255	(96)	−	−	25	335
Foreign currency derivatives	(21)	(100)	14	14	−	−
Cash flow hedge on exports (***)	(1,052)	(371)	(4,404)	(8,434)	−	−
Interest rate derivatives	(24)	−	3	1	−	−
Embedded derivative - ethanol	−	(73)	−	−	−	−
	(842)	(640)	(4,387)	(8,419)	25	335

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 33.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of September 30, 2014 is set out following:

Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	210	(396)	(1,001)
Forward contracts	Foreign currency - appreciation of the BRL x USD	3	(41)	(81)
Options	Crude oil and oil products - price changes	12	−	(7)
		225	(437)	(1,089)
Derivatives designated for hedge accounting
Swap		13	271	813
Debt	Foreign currency - appreciation of the JPY x USD	(13)	(271)	(813)
Net effect		−	−	−

Swap		5	(2)	(3)
Debt	Interest - LIBOR increase	(5)	2	3
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: BRL x U.S. Dollar - a 2.08% appreciation of the Real; Japanese Yen x U.S. Dollar - a 1.54% appreciation of the Japanese Yen; LIBOR Forward Curve - a 0.11% increase throughout the curve; EURIBOR Forward Curve - a 0.067% increase throughout the curve; and crude oil and oil products based on the fair value as of September 30, 2014.

33.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are usually used as hedging instruments to manage the price risk of certain transactions, which are short-term transactions similar to commercial transactions.

33.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. Short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)      Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships between exports and obligations in USD for the effects of existing natural currency hedge between these items are recognized simultaneously in the financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the Company’s long-term debt. The average maturity of debt considered is approximately 6.26 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The principal amounts, the fair value as of September 30, 2014, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity), based on a BRL/USD 2.4510 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Period of protection	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on September 30, 2014

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2014 to February 2023	50,054	122,682

Changes in the Principal Amount	US$ million
Amounts designated as of December 31, 2013	40,742
New hedging instruments designated	19,329
Exports affecting profit or loss	(4,324)
Principal repayments / amortization	(5,693)
Amounts designated as of September 30, 2014	50,054

A schedule of the timing of the losses recognized in other comprehensive income in the shareholders’ equity to be recycled to the statement of income as of September 30, 2014 is set out below:

	Consolidated
	09.30.2014
	2014	2015	2016	2017	2018	2019	2020	2021	2022, 2023	Total
Expected reclassification	(572)	(2,373)	(2,682)	(2,993)	(2,735)	(2,437)	(1,245)	(876)	(1,184)	(17,097)

b)     Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)       Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with the stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 09.30.2014	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	6,713		(140)	1,678	3,357
Liabilities	(149,861)	Dollar/ Real	3,118	(37,465)	(74,930)
Cash flow hedge on exports	122,682		(2,553)	30,670	61,341
	(20,466)		425	(5,117)	(10,232)

Liabilities (**)	(1,855)	Yen/ Dollar	(29)	(464)	(928)

Assets	40		−	10	20
Liabilities	(6,447)	Euro/ Real	49	(1,612)	(3,224)
	(6,407)		49	(1,602)	(3,204)

Assets	17,424	Euro/ Dollar	236	4,356	8,712
Liabilities	(34,983)		(474)	(8,746)	(17,492)
	(17,559)		(238)	(4,390)	(8,780)

Assets	9	Pound Sterling/ Real	−	2	5
Liabilities	(1,834)		7	(459)	(917)
	(1,825)		7	(457)	(912)

Assets	4,497	Pound Sterling/ Dollar	78	1,124	2,248
Liabilities	(9,645)		(166)	(2,411)	(4,822)
	(5,148)		(88)	(1,287)	(2,574)

Assets	654	Peso/ Dollar	80	163	327
Liabilities	(1,790)		(220)	(447)	(895)
	(1,136)		(140)	(284)	(568)
	(54,396)		(14)	(13,601)	(27,198)

(*) The probable scenario was computed based on the following risks: Real x Dollar – a 2.08% appreciation of the Real / Yen x Dollar – a 1.54% appreciation of the Yen / Dollar x Peso: an 12.3% depreciation of the Peso/ Dollar x Euro: a 1.35% appreciation of the Euro / Dollar x Pound Sterling: a 1.73% appreciation of the Pound Sterling . The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

33.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure, therefore, it prefers not to use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.4.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guaranteed by or deposited with financial institutions.

Credit risk management in Petrobras aims at reconciling the need for minimizing risk and maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The commercial credit portfolio is diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is spread among “investment grade” international banks rated by the international rating agencies and highly-rated Brazilian banks.

33.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle its obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; expansion of funding sources, increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

A maturity schedule of the long-term debt, including face value and interest payments is set out following:

	Consolidated
Maturity	2014	2015	2016	2017	2018	2019	2020 and thereafter	09.30.2014	12.31.2013
	14,792	33,070	46,130	41,852	55,383	69,080	192,232	452,539	363,513

34.        Fair value of financial assets and liabilities

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized is set out below:

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	7,897	−	−	7,897
Commodity derivatives	221	−	−	221
Foreign currency derivatives	−	7	−	7
Balance at September 30, 2014	8,118	7	−	8,125
Balance at December 31, 2013	9,124	24	−	9,148

Liabilities
Interest derivatives	−	(41)	−	(41)
Balance at September 30, 2014	−	(41)	−	(41)
Balance at December 31, 2013	(48)	(48)	−	(96)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of September 30, 2014, computed based on the prevailing market rates is set out in note 17.1.

35.         Subsequent events

Innova S.A.

On October 1, 2014, the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) approved the purchase of Innova S.A by Videolar S.A with restrictions. The approval of the transaction (set out in note 10) is conditioned on the fulfillment of a set of measures set out in the Merger Control Agreement (Acordo em Controle e Concentrações – ACC) signed between the antitrust agency and the merging parties.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The transaction was completed on October 30, 2014 as set out in the sales and purchase agreement.

Companhia de Gás de Minas Gerais (GASMIG).

On October 10, 2014 the conditions precedent were met and the transaction (set out in note 10) was concluded for R$ 571, after price adjustments. The net result of the transaction will be determined based on the book value of assets and liabilities as of this date and based on other contractual adjustments.

Petrobras Energia Peru S.A.

On November 6, 2014, the conditions precedent for this transaction (set out in note 10) were met and the transaction was concluded. Petrobras disposed of its interest in Petrobras Energia Peru S.A to China National Petroleum Corporation (CNPC).

Merger of PifCo

On December 28, 2014, the Extraordinary General Meeting of Petrobras Global Finance B.V. – PGF approved the merger of all the assets of Petrobras International Finance Company S.A. – PifCo into PGF. PifCo was extinguished as from December 29, 2014.

The Company’s consolidated financial statements will not be affected.

Mergers of Energética Camaçari Muricy I and Arembepe Energia

On January 30, 2015, the Shareholders’ Extraordinary General Meeting approved the merger of Energética Camaçari Muricy I S.A. – Muricy and of Arembepe Energia S.A.  – Arembepe into Petrobras.

The Company’s consolidated financial statements will not be affected.

Moody’s review of Petrobras’s global ratings

On February 24, 2015, Moody’s downgraded Petrobras’s bonds credit rating in the U.S. market. Petrobras lost its investment grade rating.

According to Moody´s, the downgrade of Petrobras’s rating reflects increasing concern about corruption investigations and liquidity pressures that might result from delays in delivering audited financial statements. In addition, Moody's expects that the Company will be challenged to make meaningful reduction in its debt level over the next several years and expects the Company to take longer than previously expected to achieve planned leverage reductions.

The Company has no covenants which are affected by the credit rating downgrades or require maintenance of an investment grade rating.

Closure of refining activities in Japan

In February 2015, Petrobras initiated a plan for closure of the refining activities in Okinawa, Japan. The plan will provide for the closure of the Nansey Sekiyu (NSS) refinery and the Company will work together with the Japanese Ministry of Economy, Trade and Industry (METI).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for US$ 101 million.

Financing agreements in the banking market

On April 1, 2015, Petrobras Global Trading BV – PGT, an indirect subsidiary of Petrobras entered into a US$ 3.5 billion line of credit for 10 years with China Development Bank Corporation – CDB.

On April 9, 2015, Petrobras Distribuidora S.A. (a wholly-owned subsidiary of Petrobras) entered into a R$ 4.5 billion working capital loan agreement with Banco do Brasil, due March 2021.

On April 17, 2015, the Company announced the following financing agreements:

-       5-year standby credit line with Caixa Econômica Federal of R$ 2 billion;

-       5-year standby credit line with Bradesco of R$ 3 billion;

-       Cooperation agreement with Standard Chartered for an oil production platform sale and leaseback transaction of US$ 3 billion for 10 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

36.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2013 and the interim statements as of September 30, 2014

	Number of notes
Notes to the Financial Statements	Annual for 2013	Quarterly information for 3Q-2014
The Company and its operations	1	1
Basis of preparation of financial statements	2	2
Operation "Lava Jato" and its effects on the Company		3
Basis of consolidation	(**)	4
Summary of significant accounting policies	3	5
Cash and cash equivalents	6	6
Marketable securities	7	7
Trade receivables	8	8
Inventories	9	9
Acquisitions, disposal of assets and legal mergers	(*)	10
Investments	11	11
Property, plant and equipment	12	12
Intangible assets	13	13
Impairment	14	14
Exploration for and evaluation of oil and gas reserves	15	15
Trade payables	16	16
Finance debt	17	17
Leases	18	18
Related parties	19	19
Provision for decommissioning costs	20	20
Taxes	21	21
Employe benefits (Post-employment)	(***)	22
Shareholders' equity	24	23
Sales revenues	25	24
Other expenses, net	26	25
Costs and Expenses by nature	27	26
Net finance income (expense)	28	27
Supplementary information on the statement of cash flows	29	28
Segment reporting	30	29
Provisions for legal proceedings, contingent liabilities and contingent assets	31	30
Natural Gas Purchase Commitments	32	31
Guarantees for concession agreements for petroleum exploration	33	32
Risk management and derivative instruments	(****)	33
Fair value of financial assets and liabilities	35	34
Subsequent events	37	35

Notes suppressed in the 3Q-2014 report (*****)
Critical accounting policies: key estimates and judgments	4
New standards and interpretations	5
Insurance	36

(*) Mergers, split-offs and other information about investments.
(**) Summary of significant accounting policies
(***) Post-Employment benefits
(****) Risk management and derivative instruments
(*****) Notes suppressed by no significant changes and/or not applicable to interim financial information.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Supplementary information

(Expressed in millions of reais, unless otherwise indicated)

Crude oil and Natural Gas Reserves (unaudited)

The following table sets out the Company’s estimated net proved crude oil and natural gas reserves and changes in proved reserves through December 31, 2014. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in reserves is set out below:

	Crude Oil (in billions of bbl)			Natural Gas (in billions of m³)			Oil and Natural Gas (in billions of boe)
	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total
Balance as of December 31, 2013	10.658	0.289	10.947	299.196	33.739	332.935	12.540	0.488	13.028
Change in reserves	0.897	(0.074)	0.823	18.125	(4.938)	13.187	1.011	(0.103)	0.908
Production	(0.705)	(0.028)	(0.733)	(21.341)	(3.014)	(24.355)	(0.839)	(0.046)	(0.885)
Balance as of December 31, 2014	10.851	0.187	11.038	295.980	25.788	321.768	12.713	0.338	13.051
Equity-method investees
Balance as of December 31, 2013	−	0.084	0.084	−	1.752	1.752	−	0.095	0.095
Balance as of December 31, 2014	−	0.072	0.072	−	1.329	1.329	−	0.080	0.080
Proved developed reserves
Balance as of December 31, 2013	6.509	0.086	6.595	174.323	10.431	184.754	7.606	0.147	7.753
Balance as of December 31, 2014	7.003	0.116	7.118	176.498	14.281	190.780	8.113	0.200	8.312

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.